Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

July 24, 2018

among

QUANTUM GLOBAL TECHNOLOGIES, LLC,

ULTRA CLEAN HOLDINGS, INC.,

FALCON MERGER SUBSIDIARY, LLC

and

G-SQUARED PARTNERS, LLC

(as the Representative of the Unitholders)

TABLE OF CONTENTS

i

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Certificate of Merger
Exhibit C	[Reserved]
Exhibit D	[Reserved]
Exhibit E	Form of Unitholder Support Agreement
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Optionholder Acknowledgement
Exhibit H	Sample Calculation of Working Capital

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 24, 2018 among Quantum Global Technologies, LLC, a Delaware limited liability company (the “Company”), Ultra Clean Holdings, Inc., a Delaware corporation (“Parent”), Falcon Merger Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Subsidiary”) and G-Squared Partners, LLC, as representative of the Unitholders (the “Holder Representative”).

W I T N E S S E T H :

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Delaware Law, Parent and the Company will enter into a business combination transaction pursuant to which Merger Subsidiary will merge with and into the Company, with the Company being the Surviving Company and a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of the Company, Parent and Merger Subsidiary have approved and declared advisable the Merger upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Company entered into that certain Settlement Agreement, dated as of July 24, 2018 (the “Settlement Agreement”) with the holders of the Company’s Class B Preferred Units (the “Redeeming Unitholders”), pursuant to which, among other things, (i) the Company will use its commercially reasonable efforts to consummate the closing of the Debt Financing (as defined in the Settlement Agreement) of the Company (the “Company Debt Financing”), (ii) upon the earlier of the Debt Financing Closing (as defined in the Settlement Agreement) (the “Company Debt Financing Closing”) or the Closing hereunder (the “Settlement Closing”), the Company shall pay the Redeeming Unitholders the Series B Equity Payment (as defined in the Settlement Agreement) on account of the sale by the Redeeming Unitholders, and the redemption by the Company, of all of the Redeeming Unitholders’ preferred and common equity (including warrants issued by the Company) of the Company (the “Series B Equity”), including without limitation all accrued dividends on the Series B Equity and any other distributions on account of the Series B Equity through the date of the Settlement Closing, except for the tax distributions to be paid pursuant to the Settlement Agreement, (iii) if the Company Debt Financing Closing occurs prior to the Closing, a portion of the Series B Equity Payment shall be paid by delivery of senior subordinated promissory notes from the Company, (iv) at the Settlement Closing, the Company will pay the Redeeming Unitholders the then principal amount outstanding on such senior subordinated promissory notes, together with accrued and unpaid interest thereon; and (v) effective at the Settlement Closing, the Company and the Redeeming Unitholders will mutually release each other from the Pending Litigations (as defined in the Settlement Agreement) and discontinue such Pending Litigations;

WHEREAS, if the Effective Time occurs before the Company Debt Financing Closing, then, immediately prior to the Effective Time, the Series B Equity shall be redeemed by the Company and immediately cancelled in exchange for the right to receive the Series B Equity Payment in lieu of any portion of the Estimated Aggregate Purchase Price, the Purchase Price Adjustment Escrow Account remaining after payment of the Overpayment Amount to Parent pursuant to Section 2.12, the Underpayment Amount and the Purchase Price Adjustment Escrow Account, if any, paid to Unitholders pursuant to Section 2.12 any portion of any Earn-Out Payment or any amount distributed to Unitholders from the Indemnity Escrow Account pursuant to the terms and conditions of the Escrow Agreement;

WHEREAS, in connection with the Company’s entry into this Agreement, holders of a majority of the issued and outstanding Common Units, holders of a 66 2/3% of the issued and outstanding Class A Preferred Units and holders of all of the issued and outstanding Class B Preferred Units (such holders of Units, the “Approving Unitholders”) have executed and delivered to Parent, on or prior to the date hereof, (a) a written consent (the “Written Consent”) approving this Agreement, the Merger, the Ancillary Documents and the transactions contemplated hereby and thereby (the “Contemplated Transactions”) and (b) Unitholder Support Agreements in substantially the form set forth on Exhibit E (the “Support Agreements”);

WHEREAS, the board of directors of the Company and the Approving Unitholders have exercised drag-along rights pursuant to and in accordance with Section 5.12 of the Operating Agreement with respect to this Agreement, the Merger and the Contemplated Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent is acquiring, in connection with the consummation of the Contemplated Transactions, a representation and warranty insurance policy covering certain representations and warranties set forth in this Agreement (the “R&W Insurance Policy”), Parent has provided to the Company a true and complete copy of the form of the binders for the R&W Insurance Policy and will, substantially concurrent with the execution hereof, pay any applicable deposits required to be paid in connection therewith; and

WHEREAS, for certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as a representative of the holders of Common Units (including Common Units issued in respect of Profits Interests), Class A Preferred Units and Company Options.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.   Definitions. (a) As used herein, the following terms have the following meanings:

“Accounting Referee” means Deloitte LLP or, if Deloitte LLP is unable to serve, the office of an impartial nationally recognized firm of independent public accountants appointed by the Holder Representative and Parent by mutual agreement.

“Action” means any suit, litigation, action, claim or counterclaim, cause of action, arbitration or other similar legal Proceeding (whether in contract, tort or otherwise, whether at law or in equity and whether civil, criminal or administrative), audits, examinations or investigations by or before (or that would be before) a Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Aggregate Option Exercise Price” means the sum total of all exercise prices of all Company Options outstanding and unexercised immediately prior to the Effective Time that are not Underwater Awards.

“Aggregate Threshold Amount” means the aggregate Threshold Amount for all Profits Interests outstanding immediately prior to the Effective Time.

“Ancillary Documents” means the (i) Escrow Agreement, (ii) Support Agreements, (iii) Holder Acknowledgements, (iv) Written Consent, (v) Employment Agreements, (vi) Settlement Agreement and (vii) any other agreement or document executed or delivered pursuant to this Agreement in connection with the Contemplated Transactions.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Base Purchase Price” means $342,000,000.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cash” means all cash, cash equivalents and marketable securities of the Company and its Subsidiaries, in each case, as determined in accordance with

GAAP, excluding restricted cash determined in accordance with GAAP (if any). Notwithstanding anything to the contrary herein, Cash shall (i) be calculated net of checks, drafts or wire transfers issued by the Company or its Subsidiaries but not yet cleared and (ii) include checks and drafts or wire transfers received or deposited or available for deposit for the account of the Company or any of its Subsidiaries, in each case, that are not yet credited to the account of the Company or any of its Subsidiaries.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any rules or regulations promulgated thereunder.

“Class A Preferred Units” means the membership units of the Company designated as Class A Preferred Units pursuant to the Operating Agreement, which Class A Preferred Units are divided into Series A-1 Units, Series A-2 Units, Series A-3 Units and Series A-3 Rights Offering Units, in each case as set forth in the Operating Agreement.

“Class B Preferred Units” means the membership units of the Company designated as Class B Preferred Units pursuant to the Operating Agreement.

“Closing Cash” means the consolidated Cash of the Company as of immediately prior to the Effective Time.

“Closing Indebtedness” means the aggregate amount of all Indebtedness of the Company and its Subsidiaries outstanding as of immediately prior to the Effective Time.

“Closing Non-Controlling Interest” means the aggregate amount of all of the Company’s Non-Controlling Interests as of immediately prior to the Effective Time.

“Closing Transaction Expenses” means the aggregate unpaid amount of all Transaction Expenses existing as of immediately prior to the Effective Time.

“Closing Working Capital” means the excess of consolidated current assets (excluding Closing Cash, intercompany receivables that are not eliminated in consolidation and all Tax assets, including any deferred tax assets) over consolidated current liabilities (excluding Closing Indebtedness, any amounts accrued for Closing Transaction Expenses, accrued interest, the accrued royalty that ended in May 2017, the “2017 Bonus Payout (affecting Accrued Payroll)”, redeemed members’ interest and all Tax liabilities, including any deferred tax liabilities), calculated as of immediately prior to the Effective Time in accordance with GAAP, applied on a basis consistent with the Company’s past practices used in preparing the Company Financial Statements, except as expressly set forth in the Sample Calculation of Working Capital set forth on Exhibit H attached hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Unit” means the membership units of the Company that are designated as Common Units pursuant to the Operating Agreement.

“Company Balance Sheet Date” means December 31, 2017.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Option” means an option to purchase the Company’s Common Units granted under the Company’s Amended and Restated Year 2000 Equity Incentive Plan.

“Company Return” means any Tax Return of the Company or any of its Subsidiaries.

“Company Securities” means the Units (including Common Units in respect of Profits Interests), Company Options and any other securities of the Company set forth on Section 4.06 of the Company Disclosure Schedule.

“Compliant” means with respect to any Required Information, that such Required Information (i) does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to make such Required Information not misleading, (ii) is, and remains compliant in all material respects with all applicable requirements of Regulation S-X under the Securities Act and (iii) the Company’s auditor has not withdrawn, or have not advised the Company or its Subsidiaries in writing that they intend to withdraw, its audit opinion with respect to any financial statements contained in any of the Company’s filings with the SEC or in the Required Information.

“Contract” means any written or enforceable oral agreement, license, sublicense, lease, sublease, contract, sales or purchase order, instrument, arrangement, understanding, obligation, commitment or undertaking.

“Covered Tax” means any (A) Tax of the Company or any of its Subsidiaries described in clause (i) of the definition of Tax related to a Pre-Closing Tax Period, (B) Tax described in clause (ii) or (iii) of the definition of Tax, (C) Tax of the Company or any of its Subsidiaries resulting from a breach by the Company of any representation, covenant or agreement contained herein, (D) Tax resulting from the application of Section 280G of the Code to any payment made pursuant to this Agreement or to any payment made as a result of, or in connection with, any transaction contemplated by this Agreement, (E) Tax arising out of or resulting from any inclusion under Section 951 or Section 951A of the Code (or any similar or corresponding provision of state or local law) in respect of any “foreign corporation” owned (directly or indirectly) by the Company or any of its Subsidiaries to the extent such inclusion results (as determined using an interim closing of the books method) from any transactions or ownership of assets occurring between the beginning of the taxable year of such foreign corporation that includes the Closing Date and through the Closing Date, (F) Tax arising out of or resulting from any inclusion under Section 965 of the Code (or any similar or corresponding provision of state or local law) by the Company or any of its Subsidiaries with respect to any “foreign corporation” (as determined using an interim closing of the books method), (G) Transfer Tax for which the Unitholders are responsible hereunder and (H) Tax imposed as a result of the Company not being treated as a partnership for tax purposes. For purposes of the determination of the Covered Tax described in Clause (A) of the preceding sentence in respect of a Straddle Tax Period, (x) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, the definition of Covered Tax shall be deemed to include the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, the definition of Covered Tax shall be deemed to include the amount that would be payable if the relevant Tax period ended on and included the Closing Date.

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Parent Debt Financing, including the parties to (together with their respective Affiliates, and the respective officers, directors, employees, agents and representatives of the foregoing, and their respective successors and assigns) the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto.

“Delaware Law” means the Delaware Limited Liability Company Act.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written, and (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has, or could reasonably be expected to have, any direct or indirect liability.

“Environmental Laws” means any federal, state, local or foreign law (including, without limitation, common law), treaty, judicial decision, regulation,

rule, judgment, order, decree, injunction, permit, or governmental restriction or requirement, or any agreement with any governmental authority or other third party relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means an escrow agreement in substantially the form of Exhibit A by and among Parent, the Holder Representative and the Escrow Agent.

“Estimated Closing Working Capital Adjustment” means (i) Estimated Closing Working Capital minus (ii) Target Working Capital; provided, however, that (A) if such difference is more than $100,000 below Target Working Capital or more than $100,000 greater than Target Working Capital, then the Estimated Closing Working Capital Adjustment will be the amount of such difference, and (B) if such difference is $100,000 or less below Target Working Capital or $100,000 or less greater than Target Working Capital, then the Estimated Closing Working Capital Adjustment will be $0.

“Estimated Aggregate Purchase Price” means (i) the Base Purchase Price, plus (ii) Estimated Closing Cash, minus (iii) Estimated Closing Indebtedness, minus (iv) Estimated Closing Non-Controlling Interest, minus (v) Estimated Closing Transaction Expenses, minus (vi) the Escrow Amount, minus (vii) the Holder Representative Expense Fund Amount, plus (viii) the Estimated Closing Working Capital Adjustment (for the avoidance of doubt, (A) if the Estimated Closing Working Capital Adjustment is more than $100,000 less than Target Working Capital, this will result in a dollar-for-dollar reduction to the Estimated Aggregate Purchase Price, (B) if the Estimated Closing Working Capital Adjustment is more than $100,000 greater than Target Working Capital, this will result in a dollar-for-dollar increase to the Estimated Aggregate Purchase Price, and (C) if the Estimated Closing Working Capital Adjustment is $100,000 or less below Target Working Capital or $100,000 or less above Target Working Capital, then the Estimated Closing Working Capital Adjustment will be $0), plus (ix) the Aggregate Option Exercise Price, plus (x) the Aggregate Threshold Amount.

“Final Amounts” means each of Final Closing Indebtedness, Final Closing Cash, Final Closing Non-Controlling Interest, Final Closing Transaction Expenses and Final Closing Working Capital.

“Final Closing Cash” means Closing Cash (i) as shown in Parent’s calculation delivered pursuant to Section 2.11(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.11(b), or (ii) if such a notice of disagreement is duly delivered, (A) as agreed by the Holder Representative and Parent pursuant to Section 2.11(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.11(c); provided that in no event shall Final Closing Cash be less than Parent’s calculation of Closing Cash delivered pursuant to Section 2.11(a) or more than the Holder Representative’s calculation of Closing Cash delivered pursuant to Section 2.11(b).

“Final Closing Indebtedness” means Closing Indebtedness (i) as shown in Parent’s calculation delivered pursuant to Section 2.11(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.11(b), or (ii) if such a notice of disagreement is duly delivered, (A) as agreed by the Holder Representative and Parent pursuant to Section 2.11(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.11(c); provided that in no event shall Final Closing Indebtedness be more than Parent’s calculation of Closing Indebtedness delivered pursuant to Section 2.11(a) or less than the Holder Representative’s calculation of Closing Indebtedness delivered pursuant to Section 2.11(b).

“Final Closing Non-Controlling Interest” means Closing Non-Controlling Interest (i) as shown in Parent’s calculation delivered pursuant to Section 2.11(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.11(b), or (ii) if such a notice of disagreement is duly delivered, (A) as agreed by the Holder Representative and Parent pursuant to Section 2.11(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.11(c); provided that in no event shall Final Closing Non-Controlling Interest be more than Parent’s calculation of Closing Non-Controlling Interest delivered pursuant to Section 2.11(a) or less than the Holder Representative’s calculation of Closing Non-Controlling Interest delivered pursuant to Section 2.11(b).

“Final Closing Transaction Expenses” means Closing Transaction Expenses (i) as shown in Parent’s calculation delivered pursuant to Section 2.11(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.11(b), or (ii) if such a notice of disagreement is duly delivered, (A) as agreed by the Holder Representative and Parent pursuant to Section 2.11(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.11(c); provided that in no event shall Final Closing Transaction Expenses be more than Parent’s calculation of Closing Transaction Expenses delivered pursuant to Section 2.11(a)

or less than the Holder Representative’s calculation of Closing Transaction Expenses delivered pursuant to Section 2.11(b).

“Final Closing Working Capital” means Closing Working Capital (i) as shown in Parent’s calculation delivered pursuant to Section 2.11(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.11(b), or (ii) if such a notice of disagreement is duly delivered, (A) as agreed by the Holder Representative and Parent pursuant to Section 2.11(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.11(c); provided that in no event shall Final Closing Working Capital be less than Parent’s calculation of Closing Working Capital delivered pursuant to Section 2.11(a) or more than the Holder Representative’s calculation of Closing Working Capital delivered pursuant to Section 2.11(b).

“Final Closing Working Capital Adjustment” means (i) Final Closing Working Capital minus (ii) Target Working Capital minus (iii) the Estimated Closing Working Capital Adjustment; provided, however, that (A) if the total is more than $100,000, then the Final Closing Working Capital Adjustment will be the amount of such difference, and (B) if the total is $100,000 or less, then the Final Closing Working Capital Adjustment will be $0.

“Fundamental Representations” means, with respect to the Company, the representations and warranties contained in Section 4.01 (Existence and Power), Section 4.02 (Authorization), Section 4.03 (Government Authorization), Section 4.05 (Capitalization), Section 4.06 (Ownership of Membership Interests), Section 4.07 (Subsidiaries), Section 4.27 (Finders’ Fees) and Section 4.19 (Taxes).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including, without limitation, petroleum, its derivatives, by products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (i) any indebtedness or obligation, whether contingent or not, (1) owed under a credit facility, (2) evidenced by any note, bond, debenture or other debt security or (3) for money borrowed, (ii) any obligation or liability, whether or not contingent, for deferred purchase price of any property or services, (iii) any obligation as lessee required to be capitalized in the Company’s consolidated financial statements in accordance with GAAP (except with respect to operating leases or on account of any lease restoration obligations), (iv) any obligation under any swap agreement, forward agreement, foreign currency future or option, collar agreement, exchange rate insurance or similar agreement or arrangement, or combination thereof or similar agreements or arrangements, (v) any obligation or liability, whether or not contingent, with respect to letters of credit (but only to the extent drawn) and bankers’ acceptances, (vi) any obligation or liability, whether or not contingent, relating to guarantees, direct or indirect, in any manner of all or any part of indebtedness of any other Person, in each such case as set forth in (i), (ii), (iii), (iv) and (v) including any interest accrued thereon and prepayment, change of control or similar penalties and expenses which would be payable if such liability were paid in full as of the Closing Date, (vi) any obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, options or rights granted by such Person to acquire such capital stock, (vii) the unfunded portion of any pension plan covering any employees of the Company or any of its Subsidiaries, (viii) the fair market value of the Company’s stock purchase obligation with respect to shares of Cinos Co., Ltd., calculated in accordance with GAAP, (ix) all current Taxes of the Company and any of its Subsidiaries, (x) all amounts owed by, or Taxes resulting from the ownership of, the Company or any of its Subsidiaries by reason of Section 965 of the Code, (xi) any and all renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any indebtedness, obligation or liability of the kinds described in clauses (i) through (x) and (xii) all interest, fees, expenses, penalty payments, premiums, charges, make-whole fees, breakage fees, yield maintenance amounts, change of control payments and similar amounts with respect to any of the indebtedness referred to in clauses (i) through (xi) that are payable as a result of the transactions contemplated hereby or the termination or repayment of such indebtedness. For avoidance of doubt, “Indebtedness” shall (x) not include any intercompany indebtedness for borrowed money among the Company and any of its wholly-owned Subsidiaries and (y) shall include the Series B Equity Payment and all other amounts due at the Settlement Closing to the Redeeming Unitholders pursuant to the Settlement Agreement.

“Intellectual Property Rights” means (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade dress, logos, domain names, rights of publicity, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing and all goodwill associated therewith, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (iv) computer software (including source code, object code, firmware, operating systems and specifications), (v) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including manufacturing and production processes and techniques and research and development information), (vi) databases and data collections, (vii) any other similar type of proprietary intellectual property right and (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any employee plan that covers any employee or former employee of the Company or any of its Subsidiaries located primarily outside the United States.

“IT Assets” means any and all computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by the Company or its Subsidiaries.

“Knowledge of the Company” or “Company’s Knowledge” or any other similar knowledge qualification, means the actual knowledge, after reasonable inquiry, of (i) Scott Nicholas, David Zuck or Stephen DiRugeris; and (ii) solely with respect to the representations to the extent pertaining to Cinos Co., Ltd. and any of its Subsidiaries (which includes, for avoidance of doubt, Cinos Xian Clean Technology, Ltd.), such persons together with Cho Cheol Hyung.

“Letter of Transmittal” means a letter of transmittal substantially in the form attached hereto as Exhibit F.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, including those arising under any Applicable Law, Proceeding or Contract.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either the Company or any Subsidiary or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial, banking or securities markets or general economic or political conditions not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, (C) acts of war, armed hostilities, sabotage or terrorism or natural disasters not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, (D) the execution of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement, (E) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (F) changes in law or accounting principles effective after the date of this Agreement or the enforcement, implementation or interpretation thereof not having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole or (G) any specific action taken at the express written direction of Parent or Merger Subsidiary.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Non-Controlling Interest” means a non-controlling interest in a Person’s Subsidiaries that are not wholly-owned, directly or indirectly, determined in accordance with GAAP.

“Operating Agreement” means the Company’s Second Amended and Restated Limited Liability Company Agreement, dated as of May 12, 2011, as amended (as such may be further amended from time to time in accordance with Section 6.01(a)).

“Orders” means all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned, or purported to be owned, by or exclusively licensed, or purported to be exclusively licensed, to either the Company or any Subsidiary, including, without limitation, all the Intellectual Property Rights set out in Section 4.18(a)(i) of the Company Disclosure Schedule.

“Permitted Encumbrances” means (i) any Liens disclosed in the Company Financial Statements or Section 1.1(a)(iv) of the Company Disclosure Schedule securing Indebtedness of the Company or its Subsidiaries, (ii) minor imperfections which do not materially interfere with the use of the property subject thereto or affected thereby, (iii) taxes, assessments and other governmental levies, fees or charges imposed with respect to such assets which are not due and payable as of the Closing, which are being contested in good faith, and for which appropriate reserves have been established in the Company Financial Statements in accordance with GAAP and consistent with past practices, (iv) mechanics liens and similar liens for labor, materials or supplies provided with respect to such asset incurred in the ordinary course of business for amounts which are not due and payable or which are being contested in good faith and which have been reserved against in the Company Financial Statements in accordance with GAAP and consistent with past practices; and (v) with respect to real property, zoning and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which, in each case, do not materially impair the use or occupancy of such real property in the operation of the business of the Company and its Subsidiaries as currently conducted thereon.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Straddle Tax Period, the portion of such period up to and including the Closing Date.

“Pro Rata Share” means, with respect to each Unitholder, the pro rata share amount with respect to the applicable Unitholder’s total Units, Common Units (including upon conversion of Class A Preferred Units), Common Units with respect to Profits Interests and Company Options, respectively, set forth next to each Unitholder’s name on the Unitholder Schedule.

“Proceeding” means any action, claim, charge, complaint, audit, petition, hearing, inquiry, suit, arbitration, litigation, investigation or other proceeding (whether civil, criminal, administrative, investigative or appellate), brought, conducted or heard at law or in equity before or by any Governmental Authority or any arbitrator or arbitration panel.

“Profits Interests” means the Common Units granted as Profit Participation Units pursuant to the Company’s 2011 Equity Incentive Plan, adopted by the Company as of May 12, 2011.

“Repaid Indebtedness” means all of the Company’s and its Subsidiaries’ Indebtedness for borrowed money as of the Closing, including as set forth on Section 1.1(a)(iii) of the Company Disclosure Schedule as of the date hereof.

“Required Information” means (a) the Company Financial Statements, (b) if the Closing Date has not occurred prior to August 15, 2018, the unaudited consolidated balance sheet of the Company as of June 30, 2018 and for each subsequent fiscal quarter of the Company ending at least 45 days prior to the Closing Date, in each case together with the related unaudited consolidated interim statements of income and cash flows of the Company for the period then-ended, (c) other information customarily provided by a borrower in connection with the Parent Debt Financing and included in the marketing material related thereto, including due diligence information requested in connection with such marketing material, as reasonably and timely requested in writing by Parent or Merger Subsidiary and (d) such other customary financial and other pertinent information regarding the Company and its Subsidiaries and as may be reasonably and timely requested in writing by Parent or Merger Subsidiary and necessary to permit Parent or Merger Subsidiary to prepare a customary confidential information memorandum in relation to the Parent Debt Financing subject to a confidentiality obligation enforceable by the Company.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means, as of any relevant time, any employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries.

“Straddle Tax Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Target Working Capital” means $4,000,000.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount, and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Closing binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Threshold Amount” means, with respect to each Profits Interest, the “Threshold Amount” designated in the Profit Participation Unit Award Agreement, as determined by the Board of Directors based on the fair market value of company property on the date of grant.

“Transaction Expenses” means, without duplication, all fees, costs and expenses of, or payable by, the Company or any of its Subsidiaries incurred at or prior to the Closing (including any amounts that are unbilled at or prior to Closing) in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the Contemplated Transactions, including: (i) all fees and expenses payable by the Company or any of its Subsidiaries to attorneys, accountants, consultants and financial advisors of the Company or any of its Subsidiaries engaged in connection with the Contemplated Transactions; (ii) fifty percent (50%) of the fees and expenses payable to the Depository Agent, Paying Agent and the Escrow Agent; (iii) fifty percent (50%) of the fees and expenses of the Company in connection with obtaining directors’ and officers’ and fiduciary liability insurance tail coverage pursuant to Section 7.01(b); (iv) fifty percent (50%) of the filing and other similar fees payable in connection with any filings or submissions under the HSR Act; (v) all retention, change of control, transaction or similar bonuses and/or severance payments payable by the Company or any of its Subsidiaries in connection with the Contemplated Transactions pursuant to any agreement entered into by the Company or any of its Subsidiaries prior to the Closing (including, for avoidance of doubt, the agreements set forth on Section 1.1(a)(ii) of the Company Disclosure Schedule), plus the employer portion of payroll taxes due in connection with such bonuses and payments; (vi) the employer portion of payroll and employment-related taxes due in connection with amounts payable hereunder, including to holders of Company Options or Profits Interests; and (vii) the portion of Transfer Taxes allocable to the Unitholders pursuant to Section 9.02. For the avoidance of doubt, Transaction Expenses shall not include costs and expenses incurred by Parent (except to the extent constituting an expense within the foregoing incurred on behalf of and at the written request of the Company or any of its Subsidiaries) or any out-of-pocket costs and expenses incurred by employees of the Company or its Subsidiaries in connection with the Contemplated Transactions that are not obligations of the Company (through Contract, reimbursement policy or otherwise) or the internal cost of time spent by employees of the Company or its Subsidiaries in connection with the Contemplated Transactions.

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest and all the expenses of preparing and filing all applicable Tax Returns and other documentation with respect thereto).

“Underwater Award” means any Company Option that has an exercise price less than the Pro Rata Share of the Estimated Aggregate Purchase Price with respect to such Company Option as of immediately prior to the Effective Time.

“Units” means the Common Units and the Class A Preferred Units of the Company.

“Unitholders” means holders of Units (including Common Units in respect of Profits Interests) or Company Options, in each case (except where the context requires otherwise) as of immediately prior to the Effective Time. For the avoidance of doubt, “Unitholders” does not include the Redeeming Unitholders.

(a)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Advisory Group	Section 13.02
Agreement	Introductory Paragraph
Anti-Corruption Prohibited Activities	Section 4.12(a)
Approving Unitholders	Preambles
Audited Financial Statements	Section 4.08(a)
Buyer Warranty Breach	Section 11.02(d)
Certificate	Section 2.06(a)
Certificate of Merger	Section 2.02(b)
Closing	Section 2.02(a)
Closing Date	Section 2.02(a)
Closing Statement	Section 2.11(a)
Company	Introductory Paragraph
Company Debt Financing	Preambles
Company Debt Financing Closing	Preambles

Company Financial Statements	Section 4.08(a)
Company Insurance Policies	Section 4.14
Company Related Parties	Section 4.24(a)
Company Subsidiary Securities	Section 4.07(b)
Competing Party	Section 6.05
Competing Transaction	Section 6.05
Confidentiality Agreement	Section 8.04
Contemplated Transactions	Preambles
Continuing Employee	Section 7.02(a)
Contribution	Section 13.06
Debt Commitment Letter	Section 6.08(a)
Deductible	Section 11.02(b)(i)
DFS Provisions	Section 14.05(c)
Direct Claim	Section 11.04
D&O Insurance	Section 7.01(b)
Earnout Calculation	Section 2.15(c)(i)
Earnout Calculation Delivery Date	Section 2.15(c)(i)
Earnout Calculation Objection Notice	Section 2.15(c)(ii)
Earnout Calculation Statement	Section 2.15(c)(i)
Earnout Determination Date	Section 2.15(c)(ii)
Earn-Out Payment	Section 2.15(a)
Earn-Out Percentage	Section 2.15(b)(i)
Earn-Out Period End Date	Section 2.15(b)(ii)
Effective Time	Section 2.02(b)
E-mail	Section 14.01
Employment Agreements	Preambles
End Date	Section 12.01(b)(i)
Escrow Accounts	Section 2.04(a)
Escrow Accounts	Section 2.04(a)
Excess Amount	Section 13.06
Final Aggregate Purchase Price	Section 2.12(a)
Government Official	Section 4.12(a)
Holder Acknowledgement	Section 2.06(c)
Holder Representative	Preambles
Holder Representative Engagement Agreement	Section 13.02
Holder Representative Expense Fund	Section 13.04
Holder Representative Expense Fund Amount	Section 2.04(a)
Holder Representative Expenses	Section 13.03
Holder Representative Group	Section 13.02
Indemnified Party	Section 11.03(a)
Indemnifying Party	Section 11.03(a)
Interim Financial Statements	Section 4.08(a)
Lease	Section 4.16(c)
Parent Indemnified Parties	Section 11.02(a)
Lost Certificate Affidavit	Section 2.06(b)

Majority Holders	Section 13.01
Material Contracts	Section 4.24(a)
Maximum Earn-Out Payment	Section 2.15(b)(iii)
Merger	Section 2.01(a)
Merger Subsidiary	Introductory Paragraph
Non-Paying Unitholder	Section 13.06
Overpayment Amount	Section 2.12(a)
Parent	Introductory Paragraph
Parent Debt Financing	Section 6.08(a)
Parent Indemnified Parties	Section 11.02(a)
Paying Agent	Section 2.05
Paying Agent Agreement	Section 2.05
Payment Fund	Section 2.05
Permits	Section 4.15
Purchase Price Adjustment Escrow Account	Section 2.04(a)
Purchase Price Adjustment Escrow Amount	Section 2.04(a)
Qualified Plan	Section 4.20(c)
R&W Insurance Policy	Preambles
Real Property Lease List	Section 4.16(b)
Redeeming Unitholders	Preambles
Referee	Section 9.06
Released Claims	Section 11.07
Released Party	Section 11.07
Releasing Party	Section 11.07
Representatives	Section 4.01
Required Financial Statements	Section 8.05(a)
Review Period	Section 2.15(c)(ii)
Seller Indemnified Parties	Section 11.02(d)
Seller Warranty Breach	Section 11.02(b)
Series B Equity	Preambles
Settlement Agreement	Preambles
Settlement Closing	Preambles
Significant Customer(s)	Section 4.26(a)
Significant Supplier(s)	Section 4.26(b)
Specified Breach	Section 11.02(c)
Support Agreements	Preambles
Surviving Company	Section 2.01(a)
Tax Allocation Statement	Section 2.13
Tax Claim	Section 9.05
Third-Party Claim	Section 11.03(a)
Underpayment Amount	Section 2.12(b)
Unitholder Approval	Section 4.02(a)
Unitholder Schedule	Section 2.14
Unpaid Portion	Section 13.06
Update Report	Section 2.15(f)

WARN Act	Section 4.21(f)
Warranty Cap	Section 11.02(b)(ii)
Written Consent	Preambles
2018 Actual Revenue Amount	Section 2.15(b)(iv)
2018 Base Revenue Amount	Section 2.15(b)(v)
2018 Earn-Out Adjustment	Section 2.15(b)(vi)
2019 Base Revenue Amount	Section 2.15(b)(vii)
2019 Revenue Limit	Section 2.15(b)(viii)
2019 Actual Revenue Amount	Section 2.15(b)(ix)

Section 1.02.   Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. The words “delivered,” “made available,” “furnished,” “provided” and words of similar import used herein shall be deemed to include providing such information to Parent via the Company’s virtual data room website prior to the date hereof. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

Article 2
The Merger

Section 2.01.   The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law (the “Merger”), whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving company (the “Surviving Company”).

(b)   From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02.   Closing.

(a)   Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, California, 90425 as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions by the party or parties entitled to the benefit of such conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”); provided that, Parent and Merger Subsidiary shall not be required to consummate the Closing prior to August 24, 2018. The Closing shall be deemed to have occurred effective as of 11:59 p.m. on the Business Day immediately prior to the Closing Date.

(b)   On the Closing Date, the Company and Merger Subsidiary shall cause a certificate of merger in substantially the form of Exhibit B (the “Certificate of Merger”) to be filed with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the Certificate of Merger).

Section 2.03.   Effect on Securities of the Company and Merger Subsidiary.

(a)   Conversion of Common Units. As a result of the Merger, at the Effective Time, except as otherwise provided in Section 2.03(f), each Common Unit, including, for the avoidance of doubt, Common Units issued upon conversion of Class A Preferred Units (other than any Common Unit with respect to a Profits Interest, which shall be treated in accordance with Section 2.03(b), outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be cancelled and automatically converted into the right of the holder thereof to receive (subject to and contingent upon such holder’s execution and delivery of a Letter of Transmittal pursuant to Section 2.06 hereof): (i) an amount in cash, without interest, equal to the holder’s Pro Rata Share of the Estimated Aggregate Purchase Price, (ii) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amount (x) if any, distributed to Unitholders from the Purchase Price Adjustment Escrow Account remaining after payment of the Overpayment Amount to Parent pursuant to Section 2.12 or (y) of the Underpayment Amount and the Purchase Price Adjustment Escrow Account, if any, paid to Unitholders pursuant to Section 2.12, (iii) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amounts, if any, distributed to Unitholders from the Indemnity Escrow Account pursuant to the terms and conditions of the Escrow Agreement, (iv) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amounts, if any, distributed to Unitholders from the Holder Representative Expense Fund pursuant to Section 13.04 and (v) a non-transferrable contingent right to receive the holder’s Pro Rata Share of any Earn-Out Payment. All Common Units (other than any Common Unit with respect to a Profits Interest, which shall be treated in accordance with Section 2.03(b)) when converted pursuant to this Section 2.03(a), shall be cancelled and no longer be outstanding, and each former holder thereof shall cease to have any rights with respect thereto except the right to receive the consideration provided for in this Section 2.03(a).

(b)   Conversion of Profits Interests. As a result of the Merger, at the Effective Time, each Common Unit with respect to a Profits Interest outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be cancelled and automatically converted into the right of the holder thereof to receive (subject to and contingent upon such holder’s execution and delivery of a Letter of Transmittal pursuant to Section 2.06 hereof): (i) an amount in cash, without interest, equal to such holder’s Pro Rata Share of the Estimated Aggregate Purchase Price as set forth on the Unitholder Schedule less the aggregate Threshold Amount applicable to such holder’s Profits Interest, (ii) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amount (x) if any, distributed to Unitholders from the Purchase Price Adjustment Escrow Account remaining after payment of the Overpayment Amount to Parent pursuant to Section 2.12 or (y) of the Underpayment Amount and the Purchase Price Adjustment Escrow Account, if any, paid to Unitholders pursuant to Section 2.12, (iii) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amounts, if any, distributed to Unitholders from the Indemnity Escrow Account pursuant to the terms and conditions of the Escrow Agreement, (iv) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amounts, if any, distributed to Unitholders from the Holder Representative Expense Fund pursuant to Section 13.04 and (v) a non-transferrable contingent right to receive the holder’s Pro Rata Share of any Earn-Out Payment. All Common Units with respect to Profits

Interests, when converted pursuant to this Section 2.03(b) shall be cancelled and no longer be outstanding, and each former holder thereof shall cease to have any rights with respect thereto except the right to receive the consideration provided for in this Section 2.03(b).

(c)   Conversion of Class A Preferred Units. Pursuant to and in accordance with the Written Consent and the Operating Agreement, immediately prior to the Effective Time, each outstanding Class A Preferred Unit will automatically and irrevocably convert into the applicable number of Common Units contingent only upon consummation of the Merger, and such Common Units shall be treated in accordance with Section 2.03(a).

(d)   Conversion of Options. As a result of the Merger, at the Effective Time, each Company Option (whether vested or unvested) that is unexercised and outstanding as of immediately prior to the Effective Time and that is not an Underwater Award shall, without any action on the part of the holder thereof, be cancelled and automatically converted into the right of the holder thereof to receive (subject to and contingent upon such holder’s execution and delivery of a Holder Acknowledgement pursuant to Section 2.06 hereof): (i) an amount in cash, without interest, equal to such holder’s Pro Rata Share of the Estimated Aggregate Purchase Price less the aggregate exercise price of such holder’s Company Options, (ii) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amount (x) if any, distributed to Unitholders from the Purchase Price Adjustment Escrow Account remaining after payment of the Overpayment Amount to Parent pursuant to Section 2.12, or (y) of the Underpayment Amount and the Purchase Price Adjustment Escrow Account, if any, paid to Unitholders pursuant to Section 2.12, (iii) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amounts, if any, distributed to Unitholders from the Indemnity Escrow Account pursuant to the terms and conditions of the Escrow Agreement, (iv) a non-transferrable contingent right to receive such holder’s Pro Rata Share of the applicable amounts, if any, distributed to Unitholders from the Holder Representative Expense Fund pursuant to Section 13.04 and (v) a non-transferrable contingent right to receive the holder’s Pro Rata Share of any Earn-Out Payment. All Company Options, when converted pursuant to this Section 2.03(d), shall be cancelled and no longer be outstanding, and each former holder thereof shall cease to have any rights with respect thereto except the right to receive the consideration provided for in this Section 2.03(d). Notwithstanding anything to the contrary herein or otherwise, all Company Options that are Underwater Awards shall be canceled for no consideration and the holder thereof shall have no further rights to such canceled Underwater Award, nor will Parent, the Company, any Subsidiary of Parent or the Company, the Surviving Company or any of their respective Affiliates have any liability with respect thereto.

(e)   Treasury Units; Subsidiary Units. As a result of the Merger, at the Effective Time, each Unit held by the Company as a treasury unit immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist, and no payment shall be made with respect thereto. As a result of the Merger, at the Effective Time, any Units held by any Subsidiary of the Company immediately prior to the Effective Time shall be converted into such number of validly issued, fully paid and nonassessable membership interests of the Surviving Company such that such Subsidiary of the Company owns the same percentage of the membership interests of the Surviving Company immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(f)    Merger Subsidiary Interests. Each membership interest in Merger Subsidiary outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof, remain unchanged and continue to remain outstanding as a membership interest in the Surviving Company. Any certificate of Merger Subsidiary evidencing ownership of any such membership interest shall automatically be deemed to evidence ownership of such interests of the Surviving Company.

(g)   Series B Equity. Pursuant to the Settlement Agreement, if the Effective Time occurs before the Company Debt Financing Closing, then, immediately prior to the Effective Time, the Series B Equity (including, for avoidance of doubt, all Class B Preferred Units, warrants exercisable for Company Securities and all other Units held by the Redeeming Unitholders) shall be redeemed by the Company and immediately cancelled in exchange for the right to receive the Series B Equity Payment paid in cash to the Redeeming Unitholders in lieu of any portion of the Estimated Aggregate Purchase Price, the Purchase Price Adjustment Escrow Account remaining after payment of the Overpayment Amount to Parent pursuant to Section 2.12, the Underpayment Amount and the Purchase Price Adjustment Escrow Account paid to Unitholders pursuant to Section 2.12, the Earn-Out Payments, if any, or any amounts distributed to Unitholders from the Indemnity Escrow Account pursuant to the terms and conditions of the Escrow Agreement. All Series B Equity, when redeemed pursuant to this Section 2.03(g), shall be cancelled and no longer be outstanding. For avoidance of doubt, the Series B Equity shall not be deemed to be outstanding as of the Effective Time.

(h)   Prior to the Effective Time, the Board of Directors of the Company, and/or the appropriate committee thereof, as applicable, shall take any actions that are necessary (including adopting resolutions and obtaining any necessary consents) to effectuate the provisions of this Article 2, and shall provide Parent with evidence of such actions prior to the Effective Time.

Section 2.04.   Escrow; Holder Representative Expense Fund.

(a)   At the Effective Time, Parent shall cause (i) $2,250,000 in cash (the “Purchase Price Adjustment Escrow Amount”) to be delivered to the Escrow Agent for deposit into a separate account (the “Purchase Price Adjustment Escrow Account”), in accordance with the terms and conditions of the Escrow

Agreement, (ii) $3,420,000 in cash (the “Indemnity Escrow Amount” and, together with the Purchase Price Adjustment Escrow Amount, the “Escrow Amount”) to be delivered to the Escrow Agent for deposit into a separate account, in accordance with the terms and conditions of the Escrow Agreement (the “Indemnity Escrow Account” and, together with the Purchase Price Adjustment Escrow Account, the “Escrow Accounts”), and (iii) $3,420,000 in cash (the “Holder Representative Expense Fund Amount”) to be delivered into a separate escrow account controlled by Holder Representative and the Advisory Group, in accordance with the terms and conditions of Section 13.04. The Purchase Price Adjustment Escrow Amount and the Indemnity Escrow Amount shall be applied by the Escrow Agent in accordance with the terms of the Escrow Agreement and the Holder Representative Expense Fund Amount shall be applied by the Holder Representative in accordance with Section 13.04 or as otherwise set forth in the Holder Representative Engagement Agreement.

Section 2.05.   Depository and Paying Agent; Payment Fund. Prior to the Closing, Parent, the Company, Citibank, N.A., or another depository agent reasonably acceptable to Parent and the Company (the “Depository Agent”) and Continental Stock Transfer and Trust Company, or another paying agent reasonably acceptable to Parent and the Company (the “Paying Agent”) shall enter into a customary depository and paying agent agreement reasonably acceptable to Parent and the Company (the “Paying Agent Agreement”). Prior to the Closing, Parent or Merger Subsidiary shall deposit, or cause to be deposited, with the Depository Agent, in a separate account established for the benefit of the Unitholders (the “Payment Fund”), by wire transfer of immediately available funds, the sum of the amounts payable pursuant to Section 2.03(a)(i) to all Unitholders. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement and the Paying Agent Agreement. Notwithstanding anything to the contrary in this Agreement, any amounts payable pursuant to Section 2.03(b)(i), Section 2.03(d)(i) or otherwise treated as ordinary compensation income shall be paid to the Surviving Company at Closing for payment through the Company’s payroll system in the next payroll cycle in accordance with applicable payroll procedures, including tax withholding. The Depository Agent’s fees and the Paying Agent’s fees and expenses shall be paid 50% by the Company and 50% by Parent.

Section 2.06.   Letter of Transmittal; Exchange Procedures.

(a)   Promptly following the execution of the Paying Agent Agreement but at least two (2) Business Days prior to the Closing, the Company or the Paying Agent will send to each holder of Units a Letter of Transmittal for use in exchanging each Unit (including Common Units with respect to Profits Interests) held by such holder for the right to receive the applicable amounts contemplated by Section 2.03. Each holder of Units whose Units have been converted into the right to receive payment pursuant to Section 2.03 shall be entitled to receive at the Closing, upon surrender to the Paying Agent of (i) certificates representing Units (each, a “Certificate”) together with a properly completed and executed Letter of

Transmittal or (ii) uncertificated Units by delivering to the Paying Agent a properly completed and executed Letter of Transmittal, the applicable amounts contemplated by Section 2.03 (when and as payable) for such Units. Each Certificate surrendered pursuant to this Section 2.06(a) shall be canceled. Until surrendered in accordance with the provisions of this Section 2.06(a), each Certificate will represent for all purposes only the right to receive the applicable amounts contemplated by Section 2.03.

(b)   If any Certificate has been lost, stolen or destroyed, then upon the valid delivery of an affidavit of such theft, loss or destruction and/or a bond of indemnity in form satisfactory to the Paying Agent (a “Lost Certificate Affidavit”), of the fact by the registered holder of such lost, stolen or destroyed Certificate in form and substance acceptable to Parent and the Paying Agent, the maker of such Lost Certificate Affidavit will be entitled to, in exchange for such lost, stolen or destroyed Certificate, the amounts contemplated by Section 2.03 applicable to such Certificate upon valid delivery of such Lost Certificate Affidavit, together with a properly completed Letter of Transmittal, in accordance with the terms hereof.

(c)   At least two (2) Business Days prior to the Closing, the Company will send to each holder of Company Options an optionholder acknowledgement in substantially the form set forth on Exhibit G (the “Holder Acknowledgement”) for use in exchanging each Company Option held by such holder for the right to receive the amounts contemplated by Section 2.03(d). Each holder of Company Options whose Company Options have been converted into the right to receive payment pursuant to Section 2.03(d) shall be entitled to receive, following the Effective Time pursuant to the Company’s regular payroll procedures in the next payroll cycle, contingent upon delivering to the Surviving Company a properly completed and executed Holder Acknowledgement, the amounts contemplated by Section 2.03(d) (when and as payable) for such Company Options.

(d)   If and to the extent any holder of Units fails to deliver a Letter of Transmittal and, if such Unitholder holds Certificates, the related Certificate or Lost Certificate Affidavit, to the Paying Agent prior to the twelve (12)-month anniversary of the Closing Date, then any portion of the Payment Fund received by the Depository Agent or the Paying Agent in respect thereof will be transferred to the Surviving Company and such Unitholder will look only to the Surviving Company for payment, without interest, of such amounts. Notwithstanding anything in this Agreement to the contrary, none of Parent, the Surviving Company or any of its Subsidiaries, the Holder Representative or any of their respective Affiliates will be liable to any holder of Units or Company Options for any amount paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)   After the Effective Time, there will be no transfers on the transfer books of the Surviving Company of Company Securities that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any

Certificate is presented to the Paying Agent or the Surviving Company, then such Certificate will be cancelled and exchanged as provided for, and in accordance with, the provisions of this Section 2.06.

Section 2.07.   Adjustments. If during the period between the date of this Agreement and the Effective Time, any change in the outstanding equity of the Company shall occur by reason of any reclassification, recapitalization, equity split or combination, exchange or readjustment of equity, the amounts payable hereunder in exchange for Units and Company Options shall be appropriately adjusted solely to account for such event.

Section 2.08.   Other Closing Payments. At the Closing, Parent shall make or cause to be made the following additional cash payments:

(a)   to the account of each Person to which any Repaid Indebtedness that is indicated on the Estimated Closing Statement is owed, an amount equal to the Estimated Closing Indebtedness owing to such Person as set forth on the Estimated Closing Statement (it is expressly agreed that if the Effective Time occurs before the Company Debt Financing Closing, the Redeeming Unitholders shall be third-party beneficiaries of this Section 2.08(a) with respect to the Series B Equity Payment and the other amounts to be paid to the Redeeming Unitholders by Parent hereunder, each of whom may enforce the provisions of this Section 2.08(a));

(b)   to the account of each Person to which any Transaction Expenses are owed, an amount equal to the Transaction Expenses owing to such Person as set forth on the Estimated Closing Statement; and

(c)   to an account designated by the Holder Representative, an amount equal to the Holder Representative Expense Fund Amount, which shall be held and disbursed in accordance with Section 13.04 or as otherwise agreed by the Holder Representative and the Advisory Group.

Section 2.09.   Withholding Rights. Parent, the Company, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law. Any such withheld or deducted amounts that are paid over to the applicable Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.10.   Pre-Closing Estimates. No later than three (3) Business Days prior to the date on which the Closing is scheduled to occur, the chief financial officer of the Company shall prepare in good faith and furnish to Parent a certified statement (the “Estimate Statement”), prepared in reasonable detail, reflecting the Company’s good faith estimate of (i) Closing Indebtedness (“Estimated Closing Indebtedness”), Closing Cash (“Estimated Closing Cash”), Closing Non-Controlling Interest (“Estimated Closing Non-Controlling Interest”) (iv) Closing Transaction Expenses (“Estimated Closing Transaction Expenses”), (v) Closing Working Capital (“Estimated Closing Working Capital”) and (vi) the Estimated Closing Working Capital Adjustment. The amounts set forth on the Estimate Statement shall be calculated in accordance with GAAP and the definitions thereof and shall be used in preparing the Unitholder Schedule and the calculation of the Estimated Aggregate Purchase Price. The Estimate Statement will include a funds flow statement with respect to the Closing, including, with respect to the Estimated Closing Transaction Expenses and the Repaid Indebtedness, the respective amounts and the bank accounts to which each of such amounts shall be paid, and supporting pay-off letters, invoices, calculations or statements.

Section 2.11.   Closing Statement.

(a)   As promptly as practicable, but no later than 75 days after the Closing, Parent will prepare and deliver to the Holder Representative a statement, prepared in reasonable detail, setting forth Parent’s good faith calculation of (i) Closing Indebtedness, (ii) Closing Non-Controlling Interest, (iii) Closing Cash, (iv) Closing Transaction Expenses and (v) Closing Working Capital (the “Closing Statement”). The amounts set forth on the Closing Statement shall be calculated in accordance with GAAP and the definitions set forth in this Agreement and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments. The Closing Statement will include supporting invoices, calculations and statements reasonably supporting the differences between the Closing Statement and the Estimate Statement.

(b)   If the Holder Representative disagrees with Parent’s calculation of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses or Closing Working Capital as set forth on the Closing Statement, the Holder Representative may, within 45 days after receipt of a compliant Closing Statement, deliver a written notice to Parent disagreeing with such calculation(s) and setting forth the Holder Representative’s calculation of such amount(s) together with any relevant supporting documentation. Any such notice of disagreement shall specify those items or amounts as to which the Holder Representative disagrees, and the Holder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and such other items and amounts shall be deemed final and binding. If the Holder Representative fails to deliver such a written notice within such 45-day period, Parent’s calculation of Closing Indebtedness, Closing Transaction Expenses and Closing Working Capital set forth on the Closing Statement shall be final and binding upon the parties.

(c)   If a notice of disagreement is duly delivered pursuant to Section 2.11(b), the Holder Representative and Parent shall, during the 30 days following such delivery, have discussions in an attempt to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses or Closing Working Capital. If, during such period or any mutually agreed extension thereof, the Holder Representative and Parent are unable to reach such agreement, either party may thereafter cause the Accounting Referee to review this Section 2.11, the definitions of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses or Closing Working Capital, as applicable, and the defined terms used therein and the disputed items or amounts for the purpose of calculating Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses or Closing Working Capital, as applicable. In making such calculation, the Accounting Referee shall consider only those items or amounts in Parent’s calculation of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses or Closing Working Capital as to which the Holder Representative has disagreed. The Accounting Referee shall be instructed to render its report setting forth such calculation as soon as reasonably possible (which the parties hereto agree should not be later than thirty (30) days following the day on which such calculation is referred to the Accounting Referee). Such report shall be final and binding upon the Holder Representative and Parent. The fees and expenses of the Accounting Referee shall be allocated to and borne by the Surviving Company, on one hand, and the Unitholders (in accordance with their Pro Rata Shares), on the other hand, in proportion to the aggregate amounts by which their proposals submitted to the Accounting Referee of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses and Closing Working Capital differed from the Accounting Referee’s final determination of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses and Closing Working Capital, which proportionate allocation shall also be determined by the Accounting Referee and included in the Accounting Referee’s report. Fees and expenses of the Accounting Referee for which the Unitholders are responsible in accordance with the prior sentence shall be paid from the Purchase Price Adjustment Escrow Account (after the payment of any Overpayment Amount) or, if there are not sufficient funds remaining in the Purchase Price Adjustment Escrow Account, from the Indemnity Escrow Account.

(d)   The Holder Representative and Parent agree that, upon prior notice by the other Person, they will provide reasonable cooperation and assistance in the preparation and review of the Closing Statement, the calculation of Closing Indebtedness, Closing Non-Controlling Interest, Closing Cash, Closing Transaction Expenses and Closing Working Capital, the analysis of the Closing Statement submitted by Parent, and the preparation by Holder Representative of the notice of disagreement referred to in Section 2.11(b), including providing reasonable and timely access to the books, records, work papers and personnel under its control.

Section 2.12.   Final Aggregate Purchase Price.

(a)   Within five (5) Business Days of determination of each of the Final Amounts, if (x) the Estimated Aggregate Purchase Price exceeds (y) the Final Aggregate Purchase Price (the amount of the excess of (x) over (y) being referred to as the “Overpayment Amount”), then the Holder Representative and Parent shall each execute and deliver a joint written instruction directing the Escrow Agent to release to Parent from the Purchase Price Adjustment Escrow Account the Overpayment Amount plus any interest earned on such amount while deposited in the Purchase Price Adjustment Escrow Account from the Closing Date to but excluding the date of payment; provided that if funds in the Purchase Price Adjustment Escrow Account are insufficient to satisfy the Overpayment Amount (together with any applicable interest thereon) in full, the joint instruction shall instruct the Escrow Agent to release the remainder of the Overpayment Amount (together with the applicable interest thereon) from the Indemnity Escrow Account. Any funds remaining in the Purchase Price Adjustment Escrow Account after payment to Parent under this Section 2.12(a) shall be promptly released to the Paying Agent for payment to the Unitholders. Notwithstanding anything to the contrary in this Agreement, any amounts payable in respect of Company Options or Profits Interests pursuant to this Section 2.12(a) or otherwise treated as ordinary compensation income shall be paid to the Surviving Company for payment through the Surviving Company’s payroll system in the next payroll cycle in accordance with applicable payroll procedures, including tax withholding. For purposes of this Agreement, “Final Aggregate Purchase Price” means (i) the Base Purchase Price, (ii) plus Final Closing Cash, minus (iii) Final Closing Indebtedness, minus (iv) Final Closing Non-Controlling Interest, minus (v) Final Closing Transaction Expenses, minus (vi) the Escrow Amount, minus (vii) the Holder Representative Expense Fund Amount, plus (viii) the Final Closing Working Capital Adjustment, plus (ix) the Aggregate Option Exercise Price, plus (x) the Aggregate Threshold Amount.

(b)   Within five (5) Business Days of determination of each of the Final Amounts, if (x) the Estimated Aggregate Purchase Price is less than (y) the Final Aggregate Purchase Price (the amount by which (x) is less than (y) being referred to as the “Underpayment Amount”), then (A) Parent shall pay, or cause to be paid, to the Paying Agent an aggregate amount in cash equal to the Underpayment Amount plus any interest earned on such amount from the Closing Date to but excluding the date of payment at the same rate as earned on the Purchase Price Adjustment Escrow Account, (B) the Holder Representative and Parent shall each execute and deliver a joint written instruction directing the Escrow Agent to release to the Paying Agent the funds in the Purchase Price Adjustment Escrow Account and (C) the Paying Agent shall then pay such amounts to the Unitholders in accordance with their respective Pro Rata Shares pursuant to the terms and conditions of the Paying Agent Agreement. Notwithstanding anything to the contrary in this Agreement, any amounts payable in respect of Company Options or Profits Interests pursuant to this Section 2.12(b) or otherwise treated as ordinary compensation income shall be paid to the Surviving Company for payment through the Surviving Company’s payroll system in accordance with applicable payroll procedures, including tax withholding.

Section 2.13.   Allocation of Purchase Price.

(a)   Consistent with Revenue Ruling 99-6, 1999-1 CB 432, and the Code, the transactions contemplated by this Article 2 shall be treated, to the greatest extent possible, (i) with respect to the Unitholders, as a sale of their partnership interests to Parent, and (ii) with respect to Parent, as a purchase of the assets of the Company. Prior to the Closing, following provision of the Estimate Statement pursuant to Section 2.10 the Company shall apply the methodology set forth in Section 2.13 of the Company Disclosure Schedule to allocate the Estimated Aggregate Purchase Price and all other amounts required to be included in the purchase price under the Code among the assets of the Company.

(b)   As promptly as practicable after the purchase price is finalized pursuant to Section 2.12, Parent shall deliver to the Company a statement (the “Tax Allocation Statement”) allocating the Final Aggregate Purchase Price and all other amounts required to be included in the purchase price under the Code among the assets of the Company in accordance with the Company’s pre-Closing ASC 805 valuation of the Company’s assets and the methodology set forth in Section 2.13 of the Company Disclosure Schedule. If within twenty (20) days after the delivery of the Tax Allocation Statement, the Holder Representative notifies Parent in writing that the Holder Representative objects to the allocation set forth in the Tax Allocation Statement, Parent and the Holder Representative shall use commercially reasonable efforts to resolve such dispute within twenty (20) days. In the event that Parent and the Holder Representative are unable to resolve such dispute within such twenty (20)-day period, then Parent and the Holder Representative shall refer the matter to the Accounting Referee in accordance with Section 2.11(c). The Tax Allocation Statement (as adjusted) shall be binding on the parties for all Tax and financial reporting purposes. The parties and their respective Affiliates shall report, act, and file all Tax Returns in all respects and for all purposes consistent with the Tax Allocation Statement. None of the parties shall take any position on any Tax Return, before any Governmental Authority or in any examination, audit or proceeding, that is inconsistent with the Tax Allocation Statement. If any subsequent payment hereunder is treated for Tax purposes as an adjustment to the Final Aggregate Purchase Price (including pursuant to Section 11.06), the Tax Allocation Statement shall be adjusted as mutually agreed by Parent and Holder Representative, and if Parent and Holder Representative are unable to agree on such adjustment within twenty (20) days after such payment, such disagreement shall be resolved by the Accounting Referee.

Section 2.14.   Unitholder Schedule. No later than three (3) Business Days prior to the Closing, the Company shall deliver to Parent and the Paying Agent a detailed schedule in substantially a form mutually acceptable to Parent and the

Company (the “Unitholder Schedule”) setting forth (i) the name of each Unitholder, (ii) the Estimated Aggregate Purchase Price, (iii) the Pro Rata Shares for each Unitholder, and (iv) the amount of the Estimated Aggregate Purchase Price to be received by each Unitholder, and reasonable documentation in support of such calculations (including, with respect to Company Options and Profits Interests, the applicable exercise price or Threshold Amount).

Section 2.15.   Earn-Out.

(a)   Earn-Out Payment. In accordance with Section 2.15(d), (i) if the Surviving Corporation achieves a 2019 Actual Revenue Amount in excess of the 2019 Base Revenue Amount, then Parent shall pay, or cause to be paid, to the Unitholders, an amount equal to: (i) the Earn-Out Percentage, multiplied by (ii) the Maximum Earn-Out Payment (such amount, as finally determined pursuant to Section 2.15(c), the “Earn-Out Payment”). If the Surviving Company does not achieve a 2019 Actual Revenue Amount in excess of the 2019 Base Revenue Amount, then no Earn-Out Payment shall be payable hereunder. In no event will the Earn-Out Payment exceed $15,000,000.00.

(b)   For purposes of the foregoing:

(i)     “Earn-Out Percentage” means a ratio equal to (A) (i) the 2019 Actual Revenue Amount, minus (ii) the 2019 Base Revenue Amount, divided by (B) (i) the 2019 Revenue Limit, minus (ii) the 2019 Base Revenue Amount; provided that such ratio shall not be greater than one (1) nor less than zero (0).

(ii)     “Earn-Out Period End Date” means December 27, 2019.

(iii)   “Maximum Earn-Out Payment” means $15,000,000.00.

(iv)    “2018 Actual Revenue Amount” means the consolidated net sales of the Surviving Company and its Subsidiaries for Parent’s fiscal year-ending December 28, 2018, determined in accordance with GAAP, applied on a basis consistent with the Company’s past practices used in preparing the Company Financial Statements.

(v)   “2018 Base Revenue Amount” means $238,500,000.00.

(vi)    “2018 Earn-Out Adjustment” means the amount, which may be positive or negative, equal to (i) the 2018 Base Revenue Amount, minus (ii) the 2018 Actual Revenue Amount.

(vii)    “2019 Base Revenue Amount” means $267,600,000.00, plus the 2018 Earn-Out Adjustment. For avoidance of doubt, if the 2018 Earn-Out Adjustment is negative, then such amount will result in a reduction of the 2019 Base Revenue Amount.

(viii)     “2019 Revenue Limit” means the 2019 Base Revenue Amount, plus $10,000,000.00.

(ix)    “2019 Actual Revenue Amount” means the consolidated net sales of the Surviving Company and its Subsidiaries for Parent’s fiscal year-ending December 27, 2019, determined in accordance with GAAP, applied on a basis consistent with the Company’s past practices used in preparing the Company Financial Statements.

(c)   Procedures Applicable to Determination of the Earn-Out Payments.

(i)     On or before March 8, 2020 (such date, the “Earnout Calculation Delivery Date”), Parent shall prepare and deliver to the Holder Representative a written statement (the “Earnout Calculation Statement”) setting forth in reasonable detail Parent’s calculation of the Earn-Out Payment pursuant to Section 2.15(a) (the “Earnout Calculation”).

(ii)     The Holder Representative shall have thirty (30) days after receipt of the Earnout Calculation Statement (the “Review Period”) to review the Earnout Calculation Statement and the Earnout Calculation set forth therein. During the Review Period, the Holder Representative and its representatives shall have the right to reasonably inspect Parent’s and the Surviving Company’s, as applicable, contracts, books and records during normal business hours at Parent’s or the Surviving Company’s, offices, as applicable, together, with reasonable access to the individuals responsible for the preparation of the Earnout Calculation (during normal business hours and upon reasonable advance notice), and solely for purposes reasonably related to the determinations of the Earn-Out Payment. Prior to the expiration of the Review Period, the Holder Representative may object to the Earnout Calculation set forth in the Earnout Calculation Statement by delivering a written notice of objection (an “Earnout Calculation Objection Notice”) to Parent. Any Earnout Calculation Objection Notice shall specify the items in the Earnout Calculation disputed by the Holder Representative and shall describe in reasonable detail the basis for such objection, as well as the estimated amount in dispute. If the Holder Representative fails to deliver an Earnout Calculation Objection Notice to Parent prior to the expiration of the Review Period, then the Earnout Calculation set forth in the Earnout Calculation Statement shall be final and binding on the parties hereto and the Unitholders. If the Holder Representative timely delivers an Earnout Calculation Objection Notice, Parent and the Holder Representative shall use reasonable commercial efforts for a period of thirty (30) days (or such longer period as they may mutually agree in writing) to resolve any such disagreement specified in the Earnout Calculation Objection Notice. If, at the end of such period, they are unable to resolve such disagreements, then the Accounting Referee shall resolve any remaining disagreements between the parties with respect to the Earn-Out Payment. Each of Parent and the Holder Representative shall promptly provide their assertions regarding such disagreements in writing to the Accounting Referee and to each other. The Accounting Referee shall be instructed to render its determination with respect to such disagreements as soon as reasonably possible (which the parties hereto agree should not be later than thirty (30) days following the day on which any such disagreements are referred to the Accounting Referee). The Accounting Referee shall base its determination solely on (A) the written submissions of Parent and the Holder Representative and (B) the extent (if any) to which the Earnout Calculation and Earn-Out Payment require adjustment in order to be determined in accordance with Section 2.15(a) (including the definitions of the defined terms in Section 2.15(b)). The determination of the Accounting Referee shall be final, conclusive and binding on the parties hereto and the Unitholders. The date on which the Earn-Out Payment is finally determined in accordance with this Section 2.15(c) is hereinafter referred to as the “Earnout Determination Date.” All fees and expenses of the Accounting Referee relating to the work, if any, to be performed by the Accounting Referee hereunder shall be borne pro rata as between Parent, on the one hand, and the Holder Representative (on behalf of the Unitholders), on the other hand, in proportion to the allocation of the dollar value of the amounts in dispute between Parent and the Holder Representative made by the Accounting Referee such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses.

(d)   Timing of Earn-Out Payments. Any Earn-Out Payment that Parent is required to pay pursuant to Section 2.15(a) hereof shall be paid by Parent to the Holder Representative Expense Fund no later than five (5) Business Days following the Earnout Determination Date. The Holder Representative and not Parent shall be responsible for the ultimate distribution of the Earn-Out Payment that is paid into the Holder Representative Expense Fund, which shall be pursuant to Section 13.04.

(e)   Disclaimers. Except as expressly set forth herein, (i) this Section 2.15 shall impose no restrictions on the operations, business or activities of Parent, the Surviving Company or any of their respective Subsidiaries following the Closing, and (ii) Parent shall have the right to operate the business and activities of Parent, the Surviving Company and their respective Subsidiaries following the Closing in any way that Parent deems appropriate in its sole discretion. Notwithstanding the foregoing, from and after the Closing and until the Earn-Out Period End Date, (A) Parent shall, and shall cause the Surviving Company to, act in good faith and not take any action with the primary intention to reduce the Earn-Out Payment payable pursuant to Section 2.15(a), (B) Parent shall not abandon or discontinue the Surviving Company’s business, (C) Parent shall maintain a financial record keeping system that enables it to separately account for the consolidated net sales of the Surviving Company and its Subsidiaries and (D) Parent shall comply in good faith with its obligations pursuant to Section 7.02 in all material respects (but without prejudice to the limitations thereof, including without limitation the second sentence of Section 7.02(a)).

(f)    Information Obligations. From and after the Closing and through the Earn-Out Period End Date, Parent shall provide, on a fiscal quarterly basis commencing with the first full fiscal quarter after the Closing Date, a written report to the Holder Representative in reasonable detail regarding a report of net sales for such period (each such report, an “Update Report”). Parent may require the Holder Representative or any other involved third party to sign a customary confidentiality agreement and shall not be required to afford such access to any Persons who are involved in any competing business.

(g)   Earn-Out Payments Not a Security. The parties hereto do not intend the right of the Unitholders to receive the Earn-Out Payment pursuant to this Section 2.15 to be a security. Accordingly, the right of a Unitholder to receive the Earn-Out Payment pursuant to this Section 2.15 (i) shall not be represented by a certificate, (ii) does not represent an ownership interest in Parent or the Surviving Company, and (iii) does not entitle a Unitholder to any rights common to equityholders of Parent or the Surviving Company or any of their respective Subsidiaries, other than as expressly set forth herein. The right of a Unitholder to receive any Earn-Out Payment pursuant to this Section 2.15 shall not be pledged without the prior written consent of Parent. Notwithstanding the foregoing, a Unitholder may transfer all or any of such rights (a) as a gift to any member of his or her family or to any trust for the benefit of any such family member of such Unitholder, provided that any such transferee shall agree in writing with Parent, as a condition precedent to such transfer, to be bound by all of the provisions of this Agreement relating to the Earn-Out Payment, or (b) by will or the laws of descent and distribution, in which event each such transferee shall be bound by all of the provisions of this Agreement relating to the Earn-Out Payment or (c) by court order, in which event each such transferee shall be bound by all of the provisions of this Agreement relating to the Earn-Out Payment. As used in this Section 2.15(g), the word “family” shall include any spouse, lineal ancestor or descendant, brother or sister.

(h)   Tax Treatment of Earn-Out Payment. The parties hereto acknowledge and agree that (i) any Earn-Out Payment shall be treated, for U.S. federal income tax purposes, as additional consideration paid to the Unitholders and (ii) a portion of each such payment shall be treated as interest to the extent required by Section 483 of the Code.

(i)     Notwithstanding anything contained in this Agreement to the contrary, this Section 2.15 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Company. In the event that Parent or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 2.15.

(j)     Parent shall not be permitted to set off any amount to which Parent or any Parent Indemnified Party may be entitled under this Agreement, including under Article 11, from the Earn-Out Payments.

(k)   Holder Representative may enforce the provisions of this Section on behalf of the Unitholders.

Article 3
The Surviving Company

Section 3.01.   Certificate of Formation. The certificate of formation of the Company in effect at the Effective Time shall be the certificate of formation of the Surviving Company until amended in accordance with Applicable Law.

Section 3.02.   Limited Liability Company Agreement. The limited liability company agreement of the Company in effect at the Effective Time shall be the limited liability company agreement of the Surviving Company until amended in accordance with Applicable Law; provided that, at the Effective Time, such limited liability company agreement may be amended in the form determined by Parent, subject to Section 7.01(a).

Section 3.03.   Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the managing member of Merger Subsidiary at the Effective Time shall be the managing member of the Surviving Company and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Company.

Article 4
Representations and Warranties of the Company

Subject to Section 14.04, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty is made as of such date) that:

Section 4.01.   Existence and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole. The Company has prior to the date hereof made available to Parent or its Representatives true and complete copies of the certificate of formation and limited liability company agreement of the Company as currently in effect. “Representatives” of a party means such party’s officers, directors, managers, employees, shareholders, members, partners, agents, consultants, advisors and other representatives, including legal counsel, investment bankers and accountants. Except as set forth in Section 4.01 of the Company Disclosure Schedule, the Company is not in violation of any of the provisions of the Operating Agreement in any material respect.

Section 4.02.   Authorization.

(a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s requisite powers and have been duly authorized by all necessary action on the part of the Company. The Written Consent of the Approving Unitholders (including the Redeeming Unitholders) delivered to Parent on or prior to the date hereof are valid and effective and comprises the only approvals of the holders of any of the Company Securities necessary in connection with the consummation of the Merger (the “Unitholder Approval”). Assuming due authorization, execution and delivery by Parent, Merger Subsidiary and the Holder Representative, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity, regardless of whether such enforcement is sought in a proceeding at law or in equity).

(b)   The board of directors of the Company and the Approving Unitholders (including the Redeeming Unitholders) have duly and validly exercised drag-along rights pursuant to and in accordance with Section 5.12 of the Operating Agreement with respect to this Agreement, the Merger and the Contemplated Transactions.

Section 4.03.   Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act, and (iii) such actions or filings or notices, the failure of which to obtain would not, individually or in the aggregate, (x) be material to the Company and its Subsidiaries, taken as a whole, or (y) materially impair or delay the Company’s ability to perform its obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or to consummate the Contemplated Transactions.

Section 4.04.   Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of formation or Operating Agreement, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) except as set forth in Section 4.04 of the Company Disclosure Schedule, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any material agreement or other material instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, other than Permitted Encumbrances, except in the case of clauses (ii), (iii) and (iv), where the violation, breach, conflict, default, termination, cancellation, acceleration, change or failure to obtain consent would not, individually or in the aggregate, (x) be material to the Company and its Subsidiaries, taken as a whole, or (ii) materially impair or delay the Company’s ability to perform its obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or to consummate the Contemplated Transactions.

Section 4.05.   Capitalization. (a) The authorized equity interests of the Company consist of 20,000,000 Units, of which 15,500,000 are designated as Common Units, 12,240 are designated as Class A Preferred Units (which are further divided into 4,275 Series A-1 Units, 350 Series A-2 Units, 3,625 Series A-3 Units and 3,990 Series A-3 Rights Offering Units) and 3,336,394 are designated as Class B Preferred Units. As of the date hereof, there were outstanding 3,090,829 Common Units (not including Common Units issuable upon exercise of stock options or warrants or Common Units in respect of Profits Interests); 4,275 Series A-1 Units, 350 Series A-2 Units, 3,625 Series A-3 Units and 3,990 Series A-3 Rights Offering Units, which are convertible, in the aggregate, into 886,500 Common Units; and 3,321,735 Class B Preferred Units which are convertible, in the aggregate, into 3,321,735 Common Units. There are no Units held by the

Company in its treasury or, except as set forth in Section 4.05(a)(i) of the Company Disclosure Schedule, any Subsidiary of the Company. Except as set forth in Section 4.05(a)(ii) of the Company Disclosure Schedule, all outstanding Units have been duly authorized and validly issued, are fully paid and nonassessable and are free of preemptive rights, other than as set forth in the Operating Agreement.

(b)   Except as set forth on Section 4.05(b) of the Company Disclosure Schedule, there are no outstanding (i) equity interests or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for equity interests or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any equity interests, voting securities or securities convertible into or exchangeable for equity interests or voting securities of the Company or (iv) restricted equity interests, Unit appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity interests of or voting securities of the Company. Except as set forth in Section 4.05(b) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, and no Units or any Company Securities were issued in violation of any preemptive rights. Except as set forth in Section 4.05(b) of the Company Disclosure Schedule and other than as set forth in the Operating Agreement, neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)   All of the Company Securities were issued in material compliance with all applicable state or federal securities law requirements, including any “blue sky” laws. Each Company Option has a per share exercise price or strike price that was not less than the “fair market value” of one Common Unit on the date of grant, as determined in accordance with applicable requirements of Applicable Law.

(d)   There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of Units may vote.

Section 4.06.   Ownership Of Membership Interests.

(a)   As of the date hereof, (i) all of the outstanding Units are owned by the holders, and in the respective amounts, set forth on Section 4.06(a)(i) of the Company Disclosure Schedule and (ii) all of the outstanding Series B Equity is owned by the holders, and in the respective amounts, set forth on Section 4.06(a)(ii) of the Company Disclosure Schedule.

(b)   Section 4.06(b) of the Company Disclosure Schedule accurately and completely sets forth the following information as of the date hereof: (i) the name of the holder of each Profits Interest; (ii) the number of Common Units with respect to such Profits Interest; (iii) the Threshold Amount with respect to such Profits Interest; and (iv) the vesting schedule applicable to such Profits Interest (including any acceleration events).

(c)   Section 4.06(c) of the Company Disclosure Schedule accurately and completely sets forth the following information as of the date hereof: (i) the name of the holder of each Company Option; (ii) the number of Common Units with respect to such Company Options; (iii) the exercise price with respect to such Company Options; and (iv) the vesting schedule applicable to such Company Option (including any acceleration events).

Section 4.07.   Subsidiaries.

(a)   Each Subsidiary of the Company is set forth on Section 4.07(a) of the Company Disclosure Schedule. Each such Subsidiary has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted in all material respects. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on such Subsidiary.

(b)   Except as set forth in Section 4.07(b) of the Company Disclosure Schedule, all of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Except as set forth in Section 4.07(b) of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i)

through (iii) being referred to collectively as the “Company Subsidiary Securities”). Except as set forth in Section 4.07(b) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, or as set forth in Section 4.07(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person. Notwithstanding anything to the contrary set forth in Section 4.07 of the Company Disclosure Schedule, the Company has the right, directly or indirectly, to, with respect to each of its direct and indirect Subsidiaries that are not wholly-owned, subject to Applicable Law, (A) elect a majority of the board of directors or other persons performing similar functions thereof and (B) appoint and replace the senior management thereof.

Section 4.08.   Financial Statements. (a) The (i) audited consolidated balance sheets of the Company as of December 31, 2015, 2016 and 2017 and the related audited consolidated statements of income and cash flows of the Company for each of the three (3) years ended December 31, 2015, 2016 and 2017 (together with the notes relating thereto) (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company as of March 31, 2018 and the related unaudited consolidated interim statements of income and cash flows of the Company for the three months ended March 31, 2018 (together with the notes relating thereto) (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”) fairly present, in all material respects and in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The Company has delivered to Parent or its Representatives true and complete copies of the Company Financial Statements.

(b)   Except as set forth in Section 4.08(b) of the Company Disclosure Schedule, the books of account and other financial records of the Company and its Subsidiaries have been maintained in accordance with sound business practices in all material respects, including the maintenance of a system of internal controls adequate to maintain the integrity of the Company’s books and records in all material respects. Except as set forth in Section 4.08(b) of the Company Disclosure Schedule, the minute books of the Company and its Subsidiaries contain complete, correct and accurate records, in all material respects, of all corporate action taken by the board of directors of the Company or its Subsidiaries and the Unitholders. At the Closing, except as set forth in Section 4.08(b) of the Company Disclosure Schedule, all of those books and records will be in the possession of the Company. To the extent requested by Parent or its

Representatives, the Company has previously provided or made available all of these books, records and accounts to Parent (or Parent’s Representatives).

Section 4.09.   Absence of Certain Changes. (a) Other than with respect to the transactions contemplated by this Agreement or as set forth in Section 4.09(a) of the Company Disclosure Schedule, since the Company Balance Sheet Date, the business of the Company and the Company Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b)   Other than with respect to the transactions contemplated by this Agreement or as set forth in Section 4.09(b) of the Company Disclosure Schedule, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.10.   No Undisclosed Liabilities. The Company and its Subsidiaries do not have any Liabilities of any nature whatsoever other than (i) Liabilities reflected or reserved against in the Financial Statements or disclosed in the notes thereto and liabilities of the type not required to be reflected as liabilities on a balance sheet under GAAP; (ii) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice; (iii) Liabilities included in the calculation of Final Closing Indebtedness, Final Closing Transaction Expenses or Final Closing Working Capital, (iv) Liabilities set forth on Section 4.10 of the Company Disclosure Schedule; and (v) Liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.11.   Compliance with Laws and Court Orders. Except as set forth in Section 4.11 of the Company Disclosure Schedule, the Company and each of its Subsidiaries is in material compliance with, and has not violated in any material respect, and, to the Company’s Knowledge, is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any Applicable Law since January 1, 2015. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries or: (i) any of their assets or properties; (ii) any of their present or former directors, managers, officers or employees (in their capacities as such); or (iii) that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.12.   FCPA; Sanctions.

(a)   None of the Company, its Subsidiaries, the officers, directors, managers and employees of the Company and its Subsidiaries or agents, and other representatives of the Company and its Subsidiaries, the Company’s Affiliates and any officers, directors or similar functionaries, employees, agents or representatives of its Affiliates has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where the Company, its Subsidiaries, the officers, directors, managers or employees of the Company and its Subsidiaries or agents, and other representatives of the Company and its Subsidiaries, its Affiliates and any officers, directors or similar functionaries, employees, agents or representatives of its Affiliates knew or had reason to know that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of (i) influencing any act or decision of such Government Official in his official capacity, (ii) inducing such Government Official to do or omit to do any act in relation to his lawful duty, (iii) securing any improper advantage, or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any of its Affiliates or Subsidiaries in obtaining or retaining business for or with, or in directing business to, any Person, which would cause it to be in violation of Applicable Law in any material respect (collectively “Anti-Corruption Prohibited Activities”).

(b)   Since January 1, 2012, there has been no Proceeding asserted in writing or, to the Company’s Knowledge, orally against the Company or any of its Subsidiaries or any of its Affiliates in connection with any Anti-Corruption Prohibited Activities, including any Proceeding involving possible non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other anticorruption or anti-bribery Applicable Laws applicable to the Company or any of its Subsidiaries.

(c)   None of the Company, its Subsidiaries or any of their respective directors, officers, employees, in such capacity, (i) is a person with whom transactions are prohibited or limited under Applicable Law regarding U.S. economic sanctions administered by the U.S. Department of Commerce or the U.S. Treasury Department, including those administered by the Office of Foreign Assets Control or (ii) has violated Applicable Law regarding U.S. economic sanctions administered by the U.S. Department of Commerce or the U.S. Treasury Department in connection with the operation of the business of the Company. Without limiting the generality of the foregoing, the Company is and since January 1, 2015 has been in material compliance with and in possession of any and all material licenses or material permits that may be required for the lawful conduct of its business under U.S. export control Applicable Law, including the Export Administration Regulations and the International Traffic in Arms

Regulations. None of the Company or its Subsidiaries has since January 1, 2015 made any voluntary disclosures to U.S. government authorities under U.S. economic sanctions Applicable Law or U.S. export control Applicable Law and, to the Knowledge of the Company, none of the Company or its Subsidiaries has since January 1, 2015 been the subject of any governmental investigation or inquiry regarding compliance with such Applicable Law or been assessed any fine or penalty under such Applicable Law.

Section 4.13.   Litigation. Except as set forth in Section 4.13 of the Company Disclosure Schedule, there is no action, suit, investigation or Proceeding pending against, or to the Knowledge of the Company threatened against, the Company, any of its Subsidiaries, any present or former officer, manager, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or Proceedings, would be before) or by any Governmental Authority or arbitrator, which, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a material impact on the business of the Company and its Subsidiaries or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.14.   Insurance Coverage. Section 4.14(i) of the Company Disclosure Schedule sets forth a complete list of all insurance policies and fidelity bonds currently in effect and relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries (the “Company Insurance Policies”). Other than as set forth on Section 4.14(ii) of the Company Disclosure Schedule, there is no claim by the Company or any of its Subsidiaries pending under any of the Company Insurance Policies as to which coverage has been denied or disputed by the underwriters of such Company Insurance Policies or in respect of which such underwriters have reserved their rights. All premiums payable under the Company Insurance Policies have been paid when due or prior to any period that would result in the lapse or expiration of the policy. The Company Insurance Policies are in full force and effect in all material respects. The Company Insurance Policies (or other policies and bonds providing substantially similar insurance coverage) have been in effect since January 1, 2015. The Company has received no written notice of a threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of the Company Insurance Policies, other than ordinary course notices of nonrenewal of policies which are expiring by their terms. The Company and its Subsidiaries shall immediately after the Closing continue to have coverage under the Company Insurance Policies with respect to events occurring prior to the Closing to the extent such events would have been covered by the Company Insurance Policies prior to Closing.

Section 4.15.   Licenses and Permits. Except as set forth in Section 4.14(i) of the Company Disclosure Schedule, the Company has obtained each material license, franchise, permit, certificate, approval or other similar authorization of a Governmental Authority that is required for the operation of the business of the Company and its Subsidiaries as currently conducted and to permit the Company and its Subsidiaries to own or use its assets in the manner in which such assets are currently owned or used (the “Permits”). Each material Permit is set forth on Section 4.15(ii) of the Company Disclosure Schedule. Except as set forth in Section 4.15(iii) of the Company Disclosure Schedule, (a) the Permits are valid and in full force and effect, (b) the Permits are in the name of, or have legally and validly been assigned to, the Company or its Subsidiaries; (c) neither the Company nor any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits (except to the extent that such default would not cause any material loss or impairment of any Permit); and (d) none of the material Permits will be terminated or materially impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

Section 4.16.   Properties. (a) The Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Financial Statements or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice. Except as set forth in Section 4.16(a) of the Company Disclosure Schedule, none of such property or assets is subject to any Lien, except for Permitted Encumbrances.

(b)   Section 4.16(b) of the Company Disclosure Schedule identifies the address or legal description of each parcel of (i) owned real property and (ii) leased real property (the “Real Property Lease List”) under which the Company or any of its Subsidiaries occupies or has the right to occupy.

(c)   True and complete copies of each lease of real property on the Real Property Lease List leased by the Company and each lease of material personal property leased by the Company, together with all extensions, supplements, amendments, other modifications and nondisturbance agreements relating thereto, have been provided to Parent or its Representatives prior to the date hereof. Except as set forth on Section 4.16(c) of the Company Disclosure Schedule, each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property or personal property: (i) is valid and in full force and effect in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity, regardless of whether such enforcement is sought in a proceeding at law or in equity); and (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease.

(d)   The tangible property and assets owned, licensed or leased by the Company and its Subsidiaries constitute all of the material, tangible property and assets (including real property and personal property) used or held for use in connection with, and are adequate to conduct, the businesses of the Company and its Subsidiaries as currently conducted in all material respects. There are no condemnation proceedings affecting any such property or assets pending or, to the Knowledge of the Company, threatened, which would reasonably be expected to materially detract from the value, materially interfere with any present use or materially adversely affect the marketability of any such property or assets.

(e)   The real properties on the Real Property Lease List currently have access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from all such real properties and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, none of the structures or fixtures on any such leased real properties encroaches upon real property of another Person, and no structure or fixture of any other Person substantially encroaches upon any of such leased real properties of the Company or its Subsidiaries.

(f)   Except as set forth on Section 4.16(f) of the Company Disclosure Schedule, the plants, buildings, structures and equipment owned or leased by the Company or any Subsidiary have no material defects, are in good operating condition and repair in all material respects and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted) and are adequate and suitable for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(g)    Each such real property has a valid and subsisting certificate of occupancy except where the failure to have such a certificate would not be material to the ownership or occupancy of such property. Neither the Company nor any of its Subsidiaries has received any written notice that its continued use, occupancy and operation as currently used, occupied and operated, is in violation of applicable building, zoning, subdivision, land use and other similar laws, regulations and ordinances.

Section 4.17.   Products. Each of the products and services produced or sold by the Company since January 1, 2013 has been produced in compliance in all material respects with all Applicable Laws as of the date of such production and sale.

Section 4.18.   Intellectual Property.

(a)   Section 4.18(a)(i) of the Company Disclosure Schedule contains a true and complete list of the following Owned Intellectual Property Rights: patents, patent applications, trademark registrations, pending applications for registrations of trademarks, copyright registrations and pending applications for registration of copyrights, and internet domain name registrations, specifying as to each such time, as applicable (A) the owner of such item, (B) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (C) the respective issuance, registration and/or application number of such item, (D) the date of application and issuance or registration of such item. Section 4.18(a)(ii) of the Company Disclosure Schedule contains a true and complete list of all agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $10,000 or less) to which the Company or any of its Subsidiaries is a party or otherwise bound and pursuant to which the Company or any of its Subsidiaries (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property Right or (B) grants the right to use, or a covenant not to be sued under, any Intellectual Property Right.

(b)   Except as set forth in Section 4.18(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, free and clear of any Lien other than Permitted Encumbrances.  Except as set forth in Section 4.18(b) of the Company Disclosure Schedule, the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted.  There exist no material restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights.  Except as set forth on Section 4.18(b) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or Licensed Intellectual Property Rights.

(c)   To the Knowledge of the Company, the Company or any of its Subsidiaries has not infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person. Except as set forth in Section 4.18(c) of the Company Disclosure Schedule, there is no claim, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company, and any of its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, (ii) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual

Property Rights or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any Subsidiary do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party.

(d)   Except as set forth in Section 4.18(d)(i) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person is as of the date hereof infringing, misappropriating, or otherwise violating any Owned Intellectual Property Right or Licensed Intellectual Property Right. Except as set forth in Section 4.18(d)(ii) of the Company Disclosure Schedule, in each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Owned Intellectual Property is held by assignment, the assignment has been duly recorded with the governmental authority from which the patent or registration issued or before which the application or application for registration is pending. Except as set forth in Section 4.18(d)(iii) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken all commercially reasonable actions necessary to maintain, enforce and protect the Owned Intellectual Property Rights and their rights in the Licensed Intellectual Property Rights, including payment of applicable maintenance fees and filing of applicable statements of use, except where the Company reasonably determined that the maintenance of such Owned Intellectual Property was not material to the conduct of its business as currently conducted.

(e)   Except as set forth in Section 4.18(e) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property Rights of the Company or any Subsidiary that are material to the business or operation of the Company or any Subsidiary and the value of which to the Company or any Subsidiary is contingent upon maintaining the confidentiality thereof and, to the Knowledge of the Company, no such Intellectual Property Rights have been disclosed other than to employees, contractors, representatives, customers, suppliers and partners of the Company or any Subsidiary all of whom are bound by written confidentiality agreements. Except as set forth Section 4.18(e) of the Company Disclosure Schedule, to the Knowledge of the Company, no such confidentiality and/or non-disclosure agreements have been breached or violated.

(f)    Neither the Company nor any Subsidiary has given to any Person an indemnity in connection with any Intellectual Property Right, other than indemnities that arise under a standard form sales contract of the Company or a Subsidiary, a copy of which is attached in Section 4.18(f) of the Company Disclosure Schedule, or as set forth on Section 4.18(f) of the Company Disclosure Schedule.

(g)   None of the Owned Intellectual Property Rights and Licensed Intellectual Property Rights material to the operation of the business of the Company and its Subsidiaries has been adjudged invalid or unenforceable in whole or part by a court of competent jurisdiction, and, to the Knowledge of Company, all such Owned Intellectual Property Rights and Licensed Intellectual Property Rights are valid and enforceable.

(h)   Except as set forth in Section 4.18(h) of the Company Disclosure Schedule, to the extent that any Intellectual Property Right has been developed or created by a third party (including any current or former employee of the Company or any of its Subsidiaries) for the Company or any of its Subsidiaries, the Company or one of its Subsidiaries, as the case may be, has a written agreement with such third party with respect thereto, and the Company or one of its Subsidiaries thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a valid and unrestricted right to exploit, sufficient for the conduct of its business as currently conducted or proposed to be conducted, such Intellectual Property Right.

(i)     No party other than the Company or its Subsidiaries possess any current or contingent rights to any source code that is part of the Owned Intellectual Property Rights other than in connection with any software escrow arrangement entered into between the Company and its customers in the ordinary course of business pursuant to a written agreement, in the form of or substantially similar to the Company’s standard form of software escrow agreement substantially in the form previously furnished to Parent.

(j)     Except as set forth in Section 4.18(j) of the Company Disclosure Schedule, none of the software included in the Owned Intellectual Property Rights or distributed by the Company or any of the Subsidiaries contains any software code that is licensed under any terms or conditions that require that any software be (i) made available or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (iv) redistributable at no charge.

(k)   As of the date of this Agreement, the IT Assets operate and perform in all material respects as is necessary for the businesses of the Company and its Subsidiaries as currently conducted, and to the Knowledge of the Company, do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or software. To the Company’s knowledge, there has been no material failure of IT Assets in the past three (3) years which has not been fully resolved and no Person has gained unauthorized access to the IT Assets. The Company has no reason to believe that the IT Assets will not operate or will not continue to be accessible to end users as they currently operate immediately after the Closing Date.

(l)     Except as set forth in Section 4.18(l) of the Company Disclosure Schedule, since January 1, 2015, the Company and its Subsidiaries have complied in all material respects with all Applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of their respective operations. Since January 1, 2015, the Company and its Subsidiaries have complied in all material respects with all rules, policies and procedures established by the Company and its Subsidiaries from time to time with respect to the foregoing. The Company and its Subsidiaries have at taken all steps reasonably necessary (including, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that such information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. No claims have been asserted or threatened against the Company or any of its Subsidiaries in writing (and to the Knowledge of the Company, no such claims are likely to be asserted or threatened against the Company or any of its Subsidiaries) by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Applicable Law, regulations, rules, policies or procedures. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation by the Company or any of its Subsidiaries of any such Applicable Law, rules, policies or procedures.

Section 4.19.   Taxes.

(a)   For all U.S. federal, state and local income Tax purposes, the Company has been classified as a partnership since its formation.

(b)   All material Company Returns have been filed when due (taking into account any valid extensions) in accordance with all Applicable Laws. All Company Returns that have been filed were true and complete in all material respects. Except as set forth in Section 4.19(b) of the Company Disclosure Schedule, all Taxes due and payable on any Company Return have been timely paid, or withheld and remitted, to the appropriate Taxing Authority.

(c)   Except as set forth in Section 4.19(c) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to an employee, independent contractor, creditor, customer, member, stockholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of Applicable Law.

(d)   The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the books of the Company and its Subsidiaries (excluding any provision for deferred income taxes) are adequate to cover Tax liabilities accruing through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(e)   Except as set forth on Section 4.19(e) of the Company Disclosure Schedule, during the two-year period ending on the date hereof, none of the Company or any of its Subsidiaries has, to the extent it has affected, may affect or may relate to the Company or any of its Subsidiaries, made or changed any Tax election, changed any annual Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Company Return, entered into any closing agreement, settled any Tax claim or assessment, or surrendered any right to claim a Tax refund, offset or other reduction in Tax liability.

(f)    Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any Company Return, which period (after giving effect to such extension or waiver) has not yet expired. There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter.

(g)   No private letter rulings, technical advice memoranda or similar agreement or other agreement affecting the Tax Liability of the Company or any of its Subsidiaries have been requested of, entered into with or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries.

(h)   Except as set forth in Section 4.19(h) of the Company Disclosure Schedule, no written claim has been received by the Company or any of its Subsidiaries within the past three (3) years from any Taxing Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns stating that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(i)     There are no Liens for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any Subsidiary.

(j)     Section 4.19(j) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which any Tax Return is filed by the Company or any of its Subsidiaries.

(k)   Neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(l)     Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Sharing Agreement. Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group.

(m)    Neither the Company nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code,

or has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(n)   Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(o)   Neither the Company nor any of the Subsidiaries (o) will be required to include amounts in income, or exclude items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) election under Section 108(i) of the Code (or any corresponding or similar provision of state or U.S. local income Tax Law).

(p)   No Subsidiary of the Company which is a foreign corporation shall have recognized a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such Subsidiary which includes but does not end on the Closing Date.

(q)   Neither the Company nor any of its Subsidiaries has or will be required to recognize any taxable income, or reduce any Tax asset, as a result of any inclusion under Section 965(a) of the Code or any election under Section 965(h) of the Code.

(r)    At all times prior to transferring substantially all of its assets to the Company, Quantum Holdings, Inc. was a validly electing S corporation, within the meaning of Sections 1361 and 1362 of the Code and any similar provisions of state or local law.

(s)    Except as set forth in Section 4.19(s) of the Company Disclosure Schedule, no election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law to treat any Subsidiary of the Company as an association, corporation, partnership or entity disregarded from its owner.

(t)     Except as set forth in Section 4.19(t) of the Company Disclosure Schedule, no Unitholder is subject to any withholding tax under Section 1446(f) of the Code with respect to a disposition of any interest in the Company.

Section 4.20.   Employee Benefit Plans. (a) Section 4.20(a) of the Company Disclosure Schedule contains a correct and complete list identifying each Employee Plan. Copies of the Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto have been furnished to Parent together with the most recent annual report (Form

5500 including, if applicable, all schedules thereto) and tax return (Form 990) prepared in connection with any such plan or trust. Section 4.20(a) of the Company Disclosure Schedule separately identifies each Employee Plan that is an International Plan.

(b)   Except as set forth in Section 4.20(b) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate nor any predecessor thereof has in the past six (6) years participated in, sponsored, maintained or contributed to any plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, any multiemployer plan, as defined in Section 3(37) of ERISA or any International Plan that is a defined benefit plan.

(c)   Section 4.20(c) of the Company Disclosure Schedule contains a correct and complete list identifying each Employee Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). Each Qualified Plan is the subject of a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination, from the Internal Revenue Service, or is entitled to rely upon an Opinion Letter issued by the Internal Revenue Services, and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters and/or Opinion Letters with respect to each such Qualified Plan.

(d)   Each Employee Plan has been maintained in material compliance with its terms and all Applicable Law, including ERISA and the Code, applicable to such Employee Plan, inclusive of corrections as set forth in Section 4.20(d) of the Company Disclosure Schedule.

(e)   To the Knowledge of the Company, no material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes. With respect to any Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability.

(f)   Except as set forth in Section 4.20(f) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) result in the payment of any amount that would not be deductible under Section 280G of the Code or (iv) limit or restrict the right of the Company or any of its Subsidiaries and, after the Closing, Parent or any of its Affiliates, to merge, amend or terminate any Employee Plan.

(g)    Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees, or their beneficiaries or dependents, except as required to avoid excise tax under Section 4980B of the Code or other Applicable Law.

(h)   No Employee Plan is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider for any tax incurred by such service provider under Section 409A or 4999 of the Code or under any corresponding provision of state or local law.

(i)   There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the year ended December 31, 2017.

(j)     Except as set forth on Section 4.20(j) of the Company Disclosure Schedule, all contributions, premiums and payments for each Employee Plan that are due have been made within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for each Employee Plan for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(k)     There is no action, suit, audit Proceeding, or, to the Knowledge of the Company, investigation pending, and, to the Knowledge of the Company, not set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against or involving any Employee Plan, any fiduciary thereof with respect to duties to the Employee Plan or the assets of any trust under any Employee Plan, before any Governmental Authority.

Section 4.21.   Labor Matters.

(a)   Section 4.21(a) of the Company Disclosure Schedule sets forth a true and complete list of each Service Provider with a rate of compensation at or above $50,000 annually as of the date hereof, and such list correctly reflects, with respect to each such individual, his or her (i) name, (ii) age, (iii) employer and jurisdiction of employment, (iv) hire date, (v) job title, (vi) base salary, base wage rate or fee (as applicable), (vii) status as employee or consultant and full-time or part-time and (viii) whether such individual is in active employment or on leave. At least three (3), but not more than six (6), Business Days prior to the Closing Date, the Company shall provide Parent with a revised version of Section 4.21(a) of the Company Disclosure Schedule, updated as of the most recent date practicable.

(b)   To the Knowledge of the Company, no current Service Provider with a rate of compensation at or above $150,000 annually has indicated to the Company or an Affiliate that he or she intends to resign or retire as a result of the Contemplated Transactions or otherwise within one year after the Closing Date

(c)   Since January 1, 2015, none of the Company or its Subsidiaries has been a party to or has negotiated any collective bargaining agreement, and since January 1, 2015, to the Company’s Knowledge, there has not been any attempt to organize any Service Providers.

(d)   Except as set forth in Section 4.21(d) of the Company Disclosure Schedule, since January 1, 2015, the Company and its Subsidiaries have been in material compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(e)   Except as set forth in Section 4.21(e) of the Company Disclosure Schedule, since January 1, 2015, none of the Company or its Subsidiaries has been a party to or subject to any Action before any Governmental Authority regarding any current or former Service Provider nor, to the Knowledge of the Company, is any such Action threatened.

(f)    The Company and its Subsidiaries are in compliance in all material respects with the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and all similar Applicable Law. There has been no “mass layoff” or “plant closing” (each as defined in the WARN Act) or layoffs, reductions in force, facility closings or comparable events subject to any similar Applicable Law with respect to the Company or any of its Subsidiaries since January 1, 2015.

(g)   To the Company’s Knowledge, no Service Provider (i) is bound by any Contract that purports to limit the ability of such individual to engage in or continue or perform any conduct, activity, duties or practice relating to the Company or any of its Subsidiaries or (ii) is a party to, or is otherwise bound by, any Contract that adversely affected, affects or will affect the ability of Parent to conduct the business as heretofore carried on by the Company or any Subsidiary in any material respect. Except for Service Providers in California and outside of the United States, each Service Provider has executed the Company’s (or appropriate Subsidiary’s) then standard form of restrictive covenant agreement, a true and complete copy of the current version of which has been provided to Parent prior to the date hereof. Each Service Provider in California has executed the Company’s (or appropriate Subsidiary’s) then standard form of California restrictive covenant agreement, a true and complete copy of the current version of which has been provided to Parent prior to the date hereof.

(h)   Except as set forth in Section 4.21(h) of the Company Disclosure Schedule, there are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any Service Provider.

(i)     Since January 1, 2015, there has not been any labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 4.22.   Receivables. Except as set forth in Section 4.22 of the Company Disclosure Schedule, all accounts, notes receivable and other receivables (other than receivables collected since the Company Balance Sheet Date) reflected on the Company Financial Statements are, and all accounts and notes receivable arising from or otherwise relating to the business of the Company and the Company Subsidiaries as of the Closing Date will be, (i) a result of bona fide transactions conducted in the ordinary course of business, (ii) reflected properly on the Company’s books and records and (iii) to the Knowledge of the Company, fully collectible in the aggregate amount thereof, subject to normal and customary trade discounts, less any reserves for doubtful accounts recorded on the Company Financial Statements. All accounts, notes receivable and other receivables arising out of or relating to such business of the Company and the Company Subsidiaries as of the Company Balance Sheet Date have been included in the Company Financial Statements, and all accounts, notes receivable and other receivables arising out of or relating to the business of the Company and the Company Subsidiaries as of the Closing Date will be included in the Closing Statement, in accordance with GAAP applied on a consistent basis subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

Section 4.23.   Environmental Matters. (a) Except as disclosed in Section 4.23 of the Company Disclosure Schedule:

(i)     no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, claim, suit, proceeding or review is pending, or to the Company’s knowledge, threatened by any Governmental

Authority or other Person with respect to any matters relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the date of this Agreement;

(ii)     there are no material liabilities of or relating to the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and, to the Company’s Knowledge, there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such material liability;

(iii)   No polychlorinated biphenyls, radioactive material, lead, asbestos containing material, incinerator, sump, surface impoundment, lagoon, landfill, septic, wastewater treatment or other disposal system or underground storage tank (active or inactive) is or has been present at, on or under any property now or previously owned, leased or operated by the Company or any Subsidiary;

(iv)    No Hazardous Substance has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released at, on or under any property now or previously owned, leased or operated by, or otherwise arising from or relating to the operations of the Company or any Subsidiary, or any of their respective predecessors, in a manner requiring or reasonably expected to require material investigation, remediation or other response action by the Company or any Subsidiary of the Company under Environmental Law;

(v)   to the Company’s Knowledge, no property now or previously owned, leased or operated by the Company or any Subsidiary nor any property to which the Company or any Subsidiary has, directly or indirectly, transported or arranged for the transportation of any Hazardous Substances is listed or, to the Company’s Knowledge, proposed for listing, on the National Priorities List promulgated pursuant to CERCLA, or CERCLIS (as defined in CERCLA) or on any similar federal, state or foreign list of sites requiring investigation or clean up; and

(vi)    the Company and its Subsidiaries are in material compliance with all Environmental Laws and have obtained and are in material compliance with all material Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

(b)   There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the current or prior business of the Company or any Subsidiary or any property or facility now or previously owned, leased or operated by the Company or any Subsidiary which has not been delivered to Parent at least ten (10) days prior to the date hereof.

Section 4.24.   Material Contracts.

(a)   Except for the Contracts disclosed in the applicable subsection of Section 4.24 of the Company Disclosure Schedule (the “Material Contracts”), neither the Company nor or any of its Subsidiaries is currently a party to or bound by:

(i)     any Contract relating to the lease of (i) personal property having an annual payment obligation in excess of $500,000 or (ii) any real property;

(ii)     any Contract with a Significant Customer or Significant Supplier;

(iii)   any Contract (or group of related Contracts) for the purchase or license of materials, supplies, goods, services, equipment, technology or other assets that provides for either (A) annual payments by the Company or any of its Subsidiaries of $500,000 or more or (B) aggregate payments by the Company or any of its subsidiaries of $500,000 or more;

(iv)    any Contract (or group of related Contracts) providing for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets (including, without limitation, any agreement or written arrangement with any customer of the Company or any of its Subsidiaries) that provides for either (A) annual payments to the Company or any of its Subsidiaries of $500,000 or more or (B) aggregate payments to the Company or any of its Subsidiaries of $500,000 or more;

(v)   any Contract involving the exclusive license of Intellectual Property owned by the Company or any of its Subsidiaries or other similar Contract that restricts, limits or otherwise affects the Company’s or any of its Subsidiaries’ ability to use or disclose any Intellectual Property Right;

(vi)    any partnership agreement, joint venture agreement or other similar Contract;

(vii)    except this Agreement, any Contract relating to the acquisition or disposition of any business (whether by merger, sale of membership interests, sale of assets or otherwise);

(viii)     any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in each case, whether incurred, assumed, guaranteed, or secured by any asset) in each case having an outstanding principal amount in excess of $500,000;

(ix)    any option to acquire equity or assets or any license agreement (other than nonexclusive, inbound “shrinkwrapped” licenses and other similar licenses for personal computer software that are commercially available on non-discriminatory pricing terms at an individual acquisition cost of $100,000 or less);

(x)   any agency, dealer, distributorship, reseller or other similar Contract involving amounts of $500,000 or more;

(xi)    any Contract (A) prohibiting or expressly restricting the ability of the Company, any of its Subsidiaries or any of their respective Affiliates from competing with any Person; (B) limiting or restricting, or purporting to limit or restrict, the freedom of the Company, any of its Subsidiaries or any of their respective Affiliates to (1) develop, manufacture, market, distribute, promote, license or sell any products or services or to solicit any customers or prospective customers, (2) extend any line of products or services into other forms or enter into any line of business, products or geographic area or (3) solicit for employment or hire any individual or entity or group of individuals or entities; or (C) that, after the consummation of the transactions contemplated hereby, would have the effect of creating or imposing on, or otherwise making applicable to, the Company, any of its Subsidiaries or any of their respective Affiliates any of the restrictions or limitations described in the foregoing;

(xii)    any development or collaboration Contract for development of products or services for the Company or any of its Subsidiaries requiring payments by the Company or any of its Subsidiaries in excess of $500,000;

(xiii)     any consulting Contract with an individual consultant or salesperson or consulting or sales Contract with a firm or other organization which are not cancellable without penalty and without more than 90 days’ notice, except those entered into in the ordinary course of business consistent with past practice;

(xiv)   any Contract with severance, change in control or similar arrangements, that will result in any obligation (absolute or contingent) of the Company or any of its Subsidiaries to make any payment as a result of the transactions contemplated by this Agreement, termination of employment or both;

(xv)     any Contract relating to redemption or purchase or other agreements affecting or relating to the equity interests of the Company or any of its Subsidiaries;

(xvi)   any Contract involving a remaining commitment by the Company or any of its Subsidiaries to make capital expenditures in excess of $1,000,000 or make an investment in any third party;

(xvii)   any Contract with any holder of more than five percent (5%) of the outstanding equity interests of the Company or with any director or officer of the Company or any of its Subsidiaries (or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such director or officer) or with any Affiliate of any of the foregoing (collectively, the “Company Related Parties”);

(xviii)    any Contract with a Governmental Authority as a counterparty;

(xix)   any agreement containing a “most favored nation” or similar provision or providing for minimum purchase or sale obligations;

(xx)     any agreement, arrangement, commitment or understanding relating to payments upon the change of control of the Company or any of its Subsidiaries;

(xxi)   any Contract relating to any settlement or release of any Proceeding (A) pursuant to which the cash amount paid by or to the Company or any of its Subsidiaries exceeds $500,000 or (B) imposing continuing obligations on the Company or any of its Subsidiaries, including injunctive or other non-monetary relief;

(xxii)   the Settlement Agreement; and

(xxiii)    any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole, and is not otherwise set forth in subsections (i) through (xxii) above.

(b)   Each such Material Contract is in full force and effect, and is valid, binding and enforceable against the Company or the Subsidiary of the Company party thereto in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity, regardless of whether such enforcement is sought in a proceeding at law or in equity. Except as set forth in Section 4.24(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract and could reasonably be expected to adversely affect the Company and its Subsidiaries, taken as a whole, in a material respect, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract which remains uncured or unresolved. The Company and its Subsidiaries have fulfilled in all material respects all obligations required pursuant to each Material Contract to have been performed by the Company and its Subsidiaries prior to the date hereof. The Company or the Subsidiary of the Company party thereto has complied with all material terms contained in any Material Contract that provide for pricing or other contract terms on a “most favored nation” or similar basis, the failure of which could not reasonably be expected to adversely affect the Company and its Subsidiaries, taken as a whole, in any material respect, and no refunds of any past payments are or are expected to become due. The Company has not received any written notice of an intention to terminate any of the Material Contracts by any of the parties to any of the Material Contracts. True and complete copies of the Material Contracts have been provided or made available to Parent (or Parent’s Representatives).

Section 4.25.   Certain Interests. (a) Except as disclosed in Section 4.25(a) of the Company Disclosure Schedule, no Company Related Party:

(i)     is an officer, director or equityholder of any Significant Supplier or Significant Customer of the Company, or of any company which holds, directly or indirectly, 50% or more of the outstanding shares of any such Significant Supplier or Significant Customer;

(ii)     owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Company or its Subsidiaries uses in the conduct of its business

(except for any such ownership or interest resulting from the ownership of securities in a public company); or

(iii)   has any outstanding indebtedness to the Company or any of its Subsidiaries.

(b)   Except as disclosed in Section 4.25(b)(i) of the Company Disclosure Schedule, except for the payment of employee compensation and benefits and the reimbursement of expenses in the ordinary course of business, the Company has no liability or any other obligation of any nature whatsoever to any holder of Company Securities or any Affiliate thereof, or to any officer, manager or director of the Company, or to any immediate relative or spouse (or immediate relative of such spouse) of any such officer, manager or director. After the Closing, there will be no obligations or other liabilities, including intercompany obligations, between the Company or any of its Subsidiaries, on the one hand, and any Company Related Party, on the other hand, except as disclosed in Section 4.25(b)(ii) of the Company Disclosure Schedule.

(c)   Except as set forth on Section 4.25(c) of the Company Disclosure Schedule, there have been no transactions between the Company and any Company Related Party since the Company Balance Sheet Date, other than the payment of salaries and providing of employee benefits and reimbursement of expenses to officers or employees, all made in the ordinary course of business consistent with past practices. Except as set forth on Section 4.25(c) of the Company Disclosure Schedule, there are no agreements, arrangements, commitments or understandings now in effect between the Company and any Company Related Party. Section 4.25(c) of the Company Disclosure Schedule states, as of the date of this Agreement, (i) the amounts due from the Company to any Company Related Party and the amounts due from any Company Related Party to the Company, other than amounts representing the payment of salaries to officers or employees made in the ordinary course of business consistent with past practices, (ii) the transactions out of which such amounts arose and (iii) any interest of any Company Related Party in any supplier or customer of, or any other entity that has had material business dealings with the Company since the Company Balance Sheet Date.

Section 4.26.   Customers; Suppliers. (a) Section 4.26(a) of the Company Disclosure Schedule sets forth the names of the five (5) most significant customers (by dollar amount of sales) of the Company and its Subsidiaries for the year ended December 31, 2017, and the period from January 1, 2018 through June 30, 2018 (each, a “Significant Customer” and collectively, the “Significant Customers”), and the approximate dollar amount of sales for each such customer during such periods. Except as set forth in Section 4.26(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received express written, or to the Knowledge of the Company, oral, notice from any Significant Customer that it intends to cease, and no Significant Customer has ceased, or, to the Knowledge of the Company, is reasonably likely to cease to purchase the products or services of the Company or its Subsidiaries or has substantially reduced, or, to the Knowledge of the Company, is reasonably likely to substantially reduce the purchases by it of the aggregate amount of products or services from the Company and its Subsidiaries (determined by reference to the market share of the aggregate amount of products purchased from the Company by such Significant Customer), whether as a result of the transactions contemplated hereby or otherwise.

(b)   Section 4.26(b) sets forth the names of the five (5) most significant suppliers (by dollar amount of purchases) of the Company and its Subsidiaries for the year ended December 31, 2017, and the period from January 1, 2018 through June 30, 2018 (each, a “Significant Supplier” and collectively, the “Significant Suppliers”), and the approximate dollar amount of purchases from each such supplier during such periods. Neither the Company nor any of its Subsidiaries has received express written, or, to the Knowledge of the Company, oral, notice from any Significant Supplier that it intends to cease, and no Significant Supplier has ceased or, to the Knowledge of the Company, is reasonably likely to cease to supply or support its products or services to the Company or its Subsidiaries or has substantially reduced or, to the Knowledge of the Company, is reasonably likely to substantially reduce the supply or support of such products or services to the Company or its Subsidiaries, or materially and adversely change the terms of such supply or support, whether as a result of the transactions contemplated hereby or otherwise.

(c)   The Company has not received any written communication from any Significant Customer regarding any material complaints regarding or related to the Company’s products, performance or services (including with respect to their quality or conformity with specifications) which remain pending or unresolved.

Section 4.27.   Finders’ Fees. Except for Cowen and Company, LLC, whose fees will be included as Transaction Expenses, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Contemplated Transactions.

Section 4.28.   No Other Representations and Warranties. Except for the representations and warranties contained in this Article 4 (including the related portions of the Company Disclosure Schedule) and in the certificate delivered pursuant to Section 10.02(a), neither the Company nor any of its Subsidiaries or any other Person has made or makes any other express or implied representation or warranty. Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 4.28 shall not, and shall not be deemed or construed to, waive or release any claims for fraud or intentional misrepresentation.

Article 5
Representations and Warranties of Parent

Subject to Section 14.04, Parent represents and warrants to the Company as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty is made as of such date) that:

Section 5.01.   Existence and Power. Each of Parent and Merger Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has made available to the Company true and complete copies of the certificate of incorporation and bylaws of Parent and the certificate of formation and limited liability company agreement of Merger Subsidiary, each as currently in effect.

Section 5.02.   Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the requisite powers of Parent and Merger Subsidiary and have been duly authorized by all necessary action. No consent, approval or authorization by Parent’s stockholders is required under Applicable Law in connection with the execution, delivery and performance by Parent of this Agreement and the Ancillary Documents, and the consummation by Parent of the transactions contemplated hereby and thereby. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity, regardless of whether such enforcement is sought in a proceeding at law or in equity).

Section 5.03.   Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, and (iv) any actions or filings the absence of which would not, individually or in the aggregate materially impair or delay Parent’s or Merger Subsidiary’s ability to perform its respective obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or to consummate the Contemplated Transactions.

Section 5.04.   Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or the limited liability company agreement of Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), where the violation, breach, conflict, default, termination, cancellation, acceleration, change or failure to obtain consent would not, individually or in the aggregate, materially impair or delay Parent’s or Merger Subsidiary’s ability to perform its respective obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or to consummate the Contemplated Transactions.

Section 5.05.   Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Subsidiary or any of their respective Subsidiaries before any Governmental Authority that would reasonably be expected to materially impair or delay Parent’s or Merger Subsidiary’s ability to perform their respective obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or consummate the Contemplated Transactions. Neither Parent, Merger Sub nor any of their respective Subsidiaries is subject to, or in breach or violation of, any Order issued or entered into by any Governmental Authority, except as would not reasonably be expected to materially impair or delay Parent’s or Merger Subsidiary’s ability to perform their respective obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or consummate the Contemplated Transactions.

Section 5.06.   Finders’ Fees. Except for Needham & Company, LLC, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or its Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07.   Investment Intent. Parent is acquiring the Units received pursuant to the Merger for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof.

Section 5.08.   Financing. Parent will have, as of the satisfaction of the conditions to the Closing (or as of the time that the conditions to effect the Closing would have been satisfied, if not primarily for the lack of the Parent Debt Financing, any breach of any provision of this Agreement by Parent or any action or inaction by Parent not done in good faith), access to sufficient funds to pay all amounts required to be paid by Parent pursuant to this Agreement as of the Closing Date (including Article 2). Parent’s and Merger Subsidiary’s obligations to effect the Closing are not subject to a condition regarding Parent’s or Merger Subsidiary’s obtaining of the Parent Debt Financing.

Section 5.09.   Ownership and Operations of Merger Sub. Parent owns of record and beneficially all outstanding membership interests of Merger Subsidiary. Merger Subsidiary was formed solely for the purpose of engaging in the Contemplated Transactions, and has engaged in no other business or other activities or incurred any Liabilities, other than in connection with or as contemplated in this Agreement and the Ancillary Documents.

Section 5.10.   No Other Representations and Warranties; Independent Investigation. Parent acknowledges and agrees that, except for the representations and warranties contained in Article 4 (including the related portions of the Company Disclosure Schedule) and in the certificate delivered pursuant to Section 10.02(a), neither the Company nor any of its Subsidiaries nor any other Person on behalf of any of the foregoing has made or makes any other express or implied representation or warranty. Parent has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and Parent acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and its Subsidiaries for such purpose. Parent acknowledges and agrees that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in Article 4 of this Agreement (including the related portions of the Company Disclosure Schedule) and in the certificate delivered pursuant to Section 10.02(a). Except as otherwise expressly set forth in this Agreement, Parent understands and agrees that any inventory, equipment, assets, intellectual property, properties and business of the Company are furnished “as is”, “where is” and subject to the representations and warranties contained in Article 4 and in the certificate delivered pursuant to Section 10.02(a), with all faults and without any other representation or warranty of any nature whatsoever. Notwithstanding the foregoing or anything to the contrary herein, the provisions of this Section 5.10 shall not, and shall not be deemed or construed to, waive or release any claims for fraud or intentional misrepresentation.

Article 6
Covenants of the Company

Section 6.01.   Conduct of the Company. From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its present business organization in all material respects, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations in all material respects except where the Company reasonably determines that the maintenance of such licenses or permits is not material to the conduct of its business as currently conducted, (iii) keep available the services of its managers, directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except with the prior written consent of Parent or as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)   amend its articles of formation, limited liability company agreement or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)   (i) split, combine or reclassify any units of its membership interest, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, in-kind or in property or any combination thereof) in respect of its membership interests (except for distributions on account of tax liabilities of the members of the Company or as required pursuant to the Operating Agreement) or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c)   (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)   incur any capital expenditures or any obligations or liabilities in respect thereof, except for capital expenditures not to exceed $1,000,000 individually or $2,000,000 in the aggregate or capital expenditures set forth on Section 6.01(d) of the Company Disclosure Schedule;

(e)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(f)    sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets (other than any Intellectual Property), securities, properties, interests or businesses, other than (i) sales in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $500,000 individually or $2,000,000 in the aggregate or (iii) in connection with the Company Debt Financing;

(g)   sell, lease, license, sublicense, modify, terminate, abandon or permit to lapse, transfer or dispose of, create or incur any Lien on, or otherwise fail to take any action necessary to maintain, enforce or protect any Company Owned Intellectual Property Rights or their rights in any Licensed Intellectual Property Rights, except where the Company reasonably determined that the maintenance, enforcement or protection of such Owned Intellectual Property Rights or Licensed Intellectual Property was not material to the conduct of its business as currently conducted;

(h)   other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person;

(i)     other than Indebtedness as of the date hereof and the Company Debt Financing in accordance with the Settlement Agreement, create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount outstanding at any time greater than $1,000,000;

(j)     enter into any Contract that would constitute a “Material Contract” if it had been entered into as of the date of this Agreement or amend in a material manner, or waive any material right under, any of the Material Contracts, other than (A) in the ordinary course of business consistent with past practice, (B) as required by the terms of a Material Contract or (C) necessary for the preservation of a material asset of the Company or any of its Subsidiaries; provided, however, that, for avoidance of doubt, Parent’s consent shall be required with respect to any amendment or modification to, termination prior to the Closing or the termination of this Agreement of, or waiver of any right of the Company under, the Settlement Agreement;

(k)   with respect to any Service Provider, except as required by Applicable Law or as expressly required by any Employee Plan as in effect as of the date hereof, (i) grant any severance or termination pay (or establish any new severance or termination pay plan, policy, agreement or other arrangement), (ii)

enter into any employment, change in control, retention or other similar agreement (or amend or terminate any such existing agreement or arrangement), (iii) increase or accelerate benefits payable under any existing severance or termination pay plans, policies, agreements or other arrangements, except for bonuses payable at Closing approved by the Company’s Board of Directors in amounts not in excess of those specified in Section Section 6.01(k) of the Company Disclosure Schedule, (iv) establish or adopt any collective bargaining agreement or any plan, policy, agreement or other arrangement that would be an Employee Plan if it were effective on the date hereof or amend or terminate any collective bargaining agreement or Employee Plan, (v) increase the amount or value of any compensation, bonus or other benefits, (vi) grant any equity or equity-based awards, or accelerate the vesting or payment of any such awards, or (vii) fund any rabbi trust or similar arrangement;

(l)     (i) hire or promote any employee whose annual base salary exceeds or would exceed $150,000 or who is or would be an executive officer of the Company or any of its Subsidiaries or (ii) terminate the employment of any employee of the Company or any of its Subsidiaries whose annual base salary exceeds $150,000 or who is an executive officer of the Company or any of its Subsidiaries, other than for cause;

(m)    change the Company’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(n)   settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries other than the settlement of litigation in a manner (A) where the amount to be paid does not exceed $250,000 and is made in cash prior to Closing and (B) does not impose any material restrictions on the business or operations of the Company or any of its Subsidiaries, (ii) any equityholder litigation or dispute against the Company or any of its managers, officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the Contemplated Transactions;

(o)   Cancel or terminate any insurance policy or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially similar in all material respects to, or greater than, the coverage under the canceled, terminated or lapsed policies and as applicable with retroactive dates the same as the terminated policies for substantially similar premiums are in full force and effect;

(p)   delay or postpone or take any action to delay or postpone the payment of accounts payable or other Liabilities or accelerate or take any action to accelerate the collection of accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(q)   intentionally take any action that would make any representation or warranty of the Company or its Subsidiaries hereunder, or intentionally omit to take any action necessary to prevent any representation or warranty of the Company or its Subsidiaries hereunder from being, inaccurate in any respect at, or as of any time before, the Effective Time; or

(r)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give to Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations. Notwithstanding anything to the contrary in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 6.01 or elsewhere in this Agreement to the extent that the requirement of such consent would violate, or conflict with, any Applicable Laws.

Section 6.02.   Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent and its counsel, financial advisors, auditors and other authorized Representatives, in each case who shall be subject to the Confidentiality Agreement, reasonable access to the offices, properties, books and records of the Company during normal business hours upon two (2) Business Days prior written notice, (ii) furnish to Parent and its Representatives such financial and operating data and other information that is in the Company’s or its Subsidiary’s or any of their respective Representatives’ possession as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other Representatives to reasonably cooperate with the other party in its investigation. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder. Parent acknowledges that the information provided to it and its Representatives in connection with this Agreement, the Ancillary Documents and the Contemplated Transactions shall be subject to the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated herein by reference. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, the Company shall not be required to disclose any information to Parent or its Representatives if such disclosure would, in the Company’s reasonable discretion: (x) cause competitive or other economic harm to the Company, its Subsidiaries and their respective businesses if the transactions contemplated by this Agreement were not to be consummated; (y) jeopardize any attorney-client privilege; or (z) breach any Applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, unless otherwise provided in this Agreement, without the prior written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed, Parent and its Representatives shall not contact any suppliers to or employees, customers, members or lenders of, the Company or any of its Subsidiaries and Parent shall have no right to perform invasive or subsurface investigations of the real property owned or leased by the Company or its Subsidiaries.

Section 6.03.   Employee Plans. Subject to Section 7.02, if requested by Parent at least five (5) Business Days before Closing, the Company shall terminate any Qualified Plan effective as of Closing and shall, prior to Closing, provide Parent with evidence of such termination.

Section 6.04.   Termination of Affiliate Arrangements. To the extent permitted pursuant to their terms, effective upon the Closing, the Company shall terminate, or cause to be terminated, all Contracts set forth in Section 6.04 of the Company Disclosure Schedule, in each case without continuing Liability of the Company or any of its Subsidiaries from and after the Effective Time, except for those provisions of, and obligations and Liabilities under, such Contracts that expressly survive such termination by their respective terms.

Section 6.05.   Exclusive Dealing. Until the earlier of the Closing or the termination of this Agreement pursuant to Article 12, the Company and each of its Subsidiaries shall not, and shall cause its and their respective Affiliates and Representatives not to, directly or indirectly, (a) initiate, solicit or knowingly encourage any inquiries, which may reasonably be expected to lead to any proposal concerning the sale of the Company or any of its Subsidiaries (whether by way of merger, purchase of capital shares, purchase of assets or otherwise) (a “Competing Transaction”) or (b) hold any discussions or enter into any Contracts with, or provide any information or respond to, any third party concerning a proposed Competing Transaction or cooperate in any way with, participate in, solicit or knowingly encourage any effort or attempt by any third party to do or seek any of the foregoing, except to state that the Company is party to this Agreement. If at any time prior to the earlier of the Closing or the termination of this Agreement pursuant to Article 12, the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives is approached in any manner by a third party concerning a Competing Transaction (a “Competing Party”), including, but not limited to, receipt of any offer (whether written or oral), letter of intent or other proposal, as applicable, relating to a Competing Transaction or any request for non-public information relating to the Company or any of its Subsidiaries in connection with a Competing Transaction or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that informs the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives that it is considering making, or has made, a proposal relating to a Competing Transaction, the Company shall promptly inform Parent regarding such contact.

Section 6.06.   Resignations. Immediately prior to the Closing Date, to the extent requested by Parent, the Company shall deliver to Parent (a) resignations of all officers and directors of the Company and each of its wholly-owned Subsidiaries from their positions with the Company or any wholly-owned Subsidiary and (b) resignations of all officers and directors of the Company’s other Subsidiaries (subject and to the extent the Company or any of its Subsidiaries has the right to cause such resignations).

Section 6.07.   Support Agreements. Prior to the Closing, the Company shall use commercially reasonable efforts to obtain executed copies of the Support Agreement from each Unitholder and deliver such executed Support Agreements to Parent. For the avoidance of doubt, the foregoing shall not be deemed to require the Company to make any payment to or agreement with any Unitholder beyond amounts to be paid to the Unitholder hereunder to induce such Unitholder’s entry into such Support Agreements.

Section 6.08.   Financing Cooperation.

(a)   From the date of this Agreement until the Closing (or the earlier termination of this Agreement pursuant to Article 12), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to provide customary cooperation as is reasonably requested by Parent and Merger Subsidiary in connection with Parent’s and Merger Subsidiary’s arrangement of debt financing pursuant to that certain commitment letter dated as of the date hereof from the Debt Financing Sources party thereto (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and as amended, supplemented, replaced or otherwise modified from time to time, the “Debt Commitment Letter”) in connection with the transactions contemplated hereby in the amount set forth therein (any such debt financing, the “Parent Debt Financing”). Subject to the limitations in paragraph (b) below, such cooperation shall include (i) furnishing Parent and Merger Subsidiary with the Required Information, all of which shall be provided by the Company as promptly as practicable after the date hereof, and updating any such Required Information as may be necessary for such Required Information to be remain Compliant, (ii) upon reasonable notice, participating in and cause appropriate members of senior management to participate in a reasonable number of lender presentations, meetings, calls, due diligence sessions and sessions with rating agencies in connection with the Parent Debt Financing at reasonable times and locations to be mutually agreed, (iii) providing reasonable assistance to Parent in its preparation of any customary bank information memoranda (including the delivery of customary executed authorization letters with respect to the bank information memoranda executed by a senior officer of the Company), (iv) reasonably cooperating with, and taking all actions reasonably required by, Parent in order to facilitate the termination and payoff of the commitments under the Company’s existing credit facilities and other indebtedness for borrowed money of the Company required by the terms of this Agreement, including customary payoff letters, lien releases, instruments of termination or discharge in order to allow for the payoff, discharge and termination in full on the Closing of such existing debt, and using commercially reasonable efforts to facilitate the obtaining of Company guarantees of Parent Debt Financing and pledging of Company collateral in connection therewith as of Closing, (v) reasonably assisting Parent in the execution and delivery of customary definitive documents and certificates related to the Parent Debt Financing, (vi) providing customary information about the Company and its Subsidiaries as the Company may have, upon reasonable request of Parent, in connection with Parent’s efforts to obtain ratings from rating agencies contemplated by the Debt Commitment Letter, (vii) furnishing, at least three Business Days prior to the Closing, such documentation and information as is reasonably requested in writing by Parent at least ten Business Days prior to the Closing to the extent required for lenders under the Parent Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and a certificate regarding beneficial ownership required by 31 C.F.R. § 1010.230 and (viii) taking corporate actions reasonably required to permit the consummation of the Parent Debt Financing and to permit the proceeds thereof to be made available to the Surviving Company at the Effective Time. The Company hereby consents to customary and reasonable use of its and its Subsidiaries’ logos in connection with such Parent Debt Financing; provided that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of any of them.

(b)   Notwithstanding Section 6.08(a) or anything else in this Agreement, (i) in no event will the Company or any of its Subsidiaries be required to pay any commitment fee or other fee or payment to obtain consent, or to incur any liability or expense (other than with respect to any authorization letter contemplated above) with respect to, or cause or permit any Lien to be placed on any of their respective assets in connection with, the Parent Debt Financing prior to the Effective Time, (ii) nothing in this Section 6.08 shall require any action that would conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any Applicable Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, any contract to which the Company or any of its Subsidiaries is a party and (iii) nothing herein will require cooperation or any action to the extent (A) it could reasonably be expected to materially or unreasonably interfere, with the business or operations of the Company or its Subsidiaries, (B) it could reasonably be expected to be in violation of Applicable Law or conflict with any obligation or undertaking of the Company or its Subsidiaries, (C) it provides access to, or disclosure of, any information that the Company or its Subsidiaries reasonably determines could reasonably be expected to jeopardize any attorney-client privilege of the Company or its Subsidiaries, (D) it would require or cause the Company or any Subsidiary to enter into any agreement that would be effective prior to the Effective Time, (E) it would alter any term or condition of this Agreement or (F) it would require disclosure of confidential information without reasonably appropriate confidentiality undertakings and liability limitation provisions in favor of Company and its Subsidiaries, in form and substance reasonably satisfactory to them. Parent shall, promptly upon termination of this Agreement (if any), reimburse the Company, or after the

Closing shall make payment to the Holder Representative Expense Fund, for all reasonable, documented out-of-pocket expenses and costs incurred in connection with the performance of the Company’s or its Affiliates’ obligations under this Section 6.08.

Section 6.09.   Settlement Agreement. Without limitation to any other provision of this Agreement, the Company agrees to use its reasonable commercial efforts to enforce and comply with the Settlement Agreement pursuant to its terms and to cause the Settlement Closing to occur in accordance with the Settlement Agreement and this Agreement.

Section 6.10.   Invention Assignment and Confidentiality; Governance. The Company shall use reasonable commercial efforts to obtain, prior to Closing, written invention assignment agreements and confidentiality agreements from all Persons who (a) have contributed material Intellectual Property Rights to Cinos Co., Ltd. or (b) have accessed to material Intellectual Property Rights of Cinos Co., Ltd. by the Closing Date. Prior to Closing, the Company shall use reasonable best efforts to obtain, prior to Closing, the written agreements set forth on Section 6.10 of the Company Disclosure Schedule.

Section 6.11.   Payment of Unpaid Compensation. The Company shall, at least three days prior to the Closing Date, pay to each employee thereof: (i) all then unpaid salary or other base wage, if any, that is earned or accrued by the employee for service to the Company or any of its Subsidiaries for payroll periods with a pay date prior to the Closing Date, and (ii) each then unpaid bonus, if any, that is earned or accrued by the employee for service to the Company or any of its Subsidiaries for performance periods ending at least forty-five (45) days prior to the Closing Date, and shall, prior to the Closing, remit to each relevant Taxing Authority such amounts as may be required to be withheld from such payments, and provide Parent with evidence of any and all such payments.

Section 6.12.   Tax Distributions. On or prior to Closing, the Company will pay all distributions required to be paid to Redeeming Unitholders and Unitholders through and including the Closing Date pursuant to the Settlement Agreement and the Operating Agreement, respectively.

Article 7
Covenants of Parent

Section 7.01.   Director and Officer Liability.

(a)   Following the Closing, Parent and Merger Subsidiary shall, jointly and severally, indemnify, defend and hold harmless each Company manager, director and officer (including without limitation the director designees of the Redeeming Unitholders) against any claim (other than for fraud or failure of the duty of loyalty and otherwise only to the extent permissible by Delaware Law) brought by a party that is not and does not purport to be a holder of membership interests in the Company, and the limited liability company agreement of the Surviving Company will contain provisions, with respect to exculpation from and indemnification against any claim brought by a party that is not and does not purport to be a holder of membership interests in the Company, that are at least as favorable to the Company’s managers, directors and officers as those contained in Parent’s certificate of incorporation and bylaws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of two years from the Effective Time in any manner that would adversely affect the rights thereunder of any Company manager, director (including without limitation the director designees of the Redeeming Unitholders) or officer or other individuals who, immediately prior to the Effective Time, were employees or agents of the Company, unless such modification is required by law.

(b)   For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Company to maintain in effect directors’ and officers’ liability insurance covering those Persons (including without limitation the director designees of the Redeeming Unitholders) who are currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its Representatives) on terms not materially less favorable than the terms of such current insurance coverage; provided, however, prior to the Effective Time, the Company shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time (the “D&O Insurance”). The costs of such D&O Insurance shall be split 50/50 by the Company and Parent.

(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Company. In the event that Parent or the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.01.

(d)   The obligations of Parent under this Section 7.01 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 7.01 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 7.01 applies shall be third-party beneficiaries of this Section 7.01, each of whom may enforce the provisions of this Section 7.01).

Section 7.02.   Employment Matters.

(a)   During the period commencing at the Effective Time and ending on the Earn-Out Period End Date, Parent shall cause the Surviving Company to provide each employee of the Company and its Subsidiaries who continues to be employed by the Parent or its Subsidiaries immediately following the Effective Time (each, a “Continuing Employee”) who has not entered into an employment agreement with the Company as of the date hereof with (i) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate, as applicable, provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time and (ii) benefits (including vacation and paid time off, but excluding defined benefit pension benefits, severance and long-term incentive or equity compensation) that are no less favorable in the aggregate than the benefits provided by the Company or any such Subsidiary to such Continuing Employee immediately prior to the Effective Time. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries and this Agreement shall not be construed so as to prohibit the Parent or any of its Subsidiaries from having the right to terminate the employment of any employee thereof at any time. During the period commencing at the Effective Time and ending on the December 28, 2018, Parent shall cause the Surviving Company to provide each Continuing Employee who has not entered into an employment agreement with the Company as of the date hereof with target bonus opportunities, if any, which are no less than the target bonus opportunities provided by the Company under its performance-based management plans immediately prior to the Closing. In Parent’s fiscal year 2019, Continuing Employees will be eligible to participate in Parent’s bonus plans for employees at target bonus opportunities consistent with similarly situated employees of Parent.

(b)   With respect to each benefit plan, program or policy maintained by Parent or its Subsidiaries (including the Surviving Company) following the Effective Time and in which any of the Continuing Employees become eligible to participate on or after the Effective Time, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits, service with the Company and its Subsidiaries (and any predecessors thereto) shall be treated as service with Parent and its Subsidiaries to the same extent such service was recognized immediately prior to the Effective Time under a comparable Employee Plan; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) where otherwise restricted by an insurance carrier, (C) for purposes of benefit entitlement or accrual under any defined benefit plan or any post-employment welfare benefit, or (D) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(c)   Nothing in this Section 7.02 express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No provision of this Section

7.02 shall be deemed to (i) constitute an amendment of, or an undertaking to amend, any Employee Plan, (ii) establish, or constitute an undertaking to establish, any compensation, benefit or employment plan, policy, agreement or arrangement, or (iii) alter or limit the ability of the Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Employee Plan or any other compensation, benefit or employment plan, policy, agreement or arrangement after the Effective Time. Nothing in this Section 7.02 shall create any obligation on the part of Parent or its Affiliates (including the Company and its Subsidiaries), as applicable, to continue to employ any employee for any definite period following the Closing Date. Notwithstanding the foregoing and for the avoidance of doubt, Holder Representative may enforce the provisions of this Section on behalf of the Unitholders and/or the Continuing Employees.

(d)   During the period between the date hereof and the Closing, Parent will use commercially reasonable efforts to negotiate employment agreements in good faith with the employees of the Company set forth on Section 1.1(a)(i) of the Company Disclosure Schedule to be in effect at the Closing; provided, that such employment agreements shall not be a condition of Closing.

Section 7.03.   Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligation under this Agreement and to consummate the Merger on the terms and conditions set forth herein.

Section 7.04.   Conduct of Parent. From the date of this Agreement until the Effective Time, Parent shall not take any action that would make any representation or warranty of Parent or Merger Subsidiary hereunder, or omit to take any action necessary to prevent any representation or warranty of the Parent or Merger Subsidiary hereunder from being, inaccurate in any respect at, or as of any time before, the Effective Time.

Article 8
Covenants of Parent and the Company

Section 8.01.   Commercially Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Subsidiary shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Contemplated Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Each of Parent and the Company shall reasonably cooperate with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act. All filing and other similar fees payable in connection with any filings or submissions under the HSR Act shall be split between Parent and the Company on a 50/50 basis.

(b)   Parent, Merger Subsidiary and the Company shall reasonably cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the Contemplated Transactions and (ii) in taking such actions or making any such filings, furnishing information reasonably required in connection therewith and seeking timely to obtain any actions, consents, approvals or waivers reasonably necessary in connection herewith. Without limiting the generality of the foregoing, the Company shall (i) use commercially reasonable efforts to identify Permits reasonably necessary to operate the Surviving Company from and after the Closing which will not be transferred to the Surviving Company or its Subsidiaries by operation of law at the Closing and (ii) use commercially reasonable efforts to obtain consents reasonably necessary to the transfer, effective as of the Closing, of such Permits. Prior to and after the Closing, the Company and the Holder Representative shall reasonably cooperate with Parent with respect to the transfer of all such Permits.

(c)   In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions as promptly as practicable and in any event within ten (10) Business Days of the date hereof and (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use their commercially reasonable efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding the foregoing, nothing in this Section 8.01(c) or otherwise in this Agreement shall require Parent to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any assets or business of Parent or the Company or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of Parent or the Company.

(d)   Each of Parent and the Company shall notify the other party as promptly as practicable of any written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed written communication by such party to any Governmental Authority relating to the matters that are the subject of this Agreement, and the parties shall provide each other with copies of all written correspondence, filings or written communications between them or any of their Representatives and any Governmental Authority. Neither Parent nor the Company shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless, to the extent it can reasonably do so, it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting.

(e)   Subject to the terms and conditions of this Agreement, Parent, the Holder Representative and the Company agree to use their respective commercially reasonable efforts to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the Contemplated Transactions.

Section 8.02.   Public Announcements. The parties agree not to issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed, except that Parent may issue press releases and make public filings to the extent required by Applicable Law, regulation or any listing agreement with Nasdaq or any national securities exchange. Parent and the Company will consult with each other before issuing, and provide each other, to the extent practicable, reasonable opportunity to review and comment upon any press release or public statement with respect to this Agreement and the transactions contemplated hereby.

Section 8.03.   Further Assurances. At and after the Effective Time, the officers and managers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.04.   Confidentiality. The Parties hereto acknowledge that the Company and Parent have previously entered into a Confidentiality Agreement dated April 12, 2018 (as amended through the date hereof, the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective managers, directors, officers, employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold any Confidential Information (as defined in the Confidentiality Agreement and including this Agreement and the transactions contemplated hereby) confidential in accordance with the terms of the Confidentiality

Agreement provided that (i) to the extent they are inconsistent with each other, the terms of this Agreement shall supersede the terms of the Confidentiality Agreement and (ii) at the Closing the obligations of Parent pursuant to the Confidentiality Agreement shall cease and be of no further force and effect. Notwithstanding the foregoing, Parent and Merger Subsidiary shall be permitted to disclose information to the Debt Financing Sources, rating agencies and prospective lenders during the syndication of the Parent Debt Financing subject to the Debt Financing Sources, ratings agencies and prospective lenders entering into customary confidentiality undertakings (including through customary “click-through” confidentiality provisions of syndication web sites used in connection with the arrangement of the Parent Debt Financing and using a code name for the Company and its Subsidiaries).

Section 8.05.   Financial Statements.

(a)   The Company acknowledges that Parent will be required to include audited financial statements of the Company and its Subsidiaries in a Current Report on Form 8-K filed with the SEC and in any registration statement filed with the SEC by Parent pursuant to the 1933 Act, subject to the specific requirements of Applicable Law. Prior to the Closing, the Company shall use commercially reasonable efforts to prepare such financial statements and reports of the Company and its Subsidiaries which are requested by Parent for its filing pursuant to Rule 3-05 of Regulation S-X (the “Required Financial Statements”). In addition, the Company shall use commercially reasonable efforts to assist Parent in the preparation of the pro forma financial information with respect to the business combination contemplated by this Agreement required by Article 11 of Regulation S-X of the SEC; provided, however, that the Company shall not be required to incur any out-of-pocket expenses pursuant to this Section 8.05(a) for which Parent does not agree to reimburse, either at Closing to the Company or after Closing to the Holder Representative Expense Fund, as the case may be. For the avoidance of doubt, the delivery of the Required Financial Statements shall not be a condition of Closing, nor shall the Company be deemed to have made any representation or warranty with respect to such Required Financial Statements.

(b)   The Company shall use commercially reasonable efforts to cause KPMG LLP to cooperate with Parent to the extent necessary in connection with this Section 8.05, including to deliver to Parent any consent that Parent is obligated to file with the SEC with respect to the Required Financial Statements and the reference to them as “experts” in any filing of the Company with the SEC that includes the Required Financial Statements. Parent shall be responsible for all fees and expenses charged by KPMG LLP in connection with the foregoing that are approved in advance by Parent.

Section 8.06.   Paying Agent Agreement. Without limitation of any other provision under this Agreement, the Company agrees to deliver the deliverables required of the Company to the Depository Agent and the Paying Agent as

provided in the Paying Agent Agreement. The Holder Representative will reasonably cooperate with Parent and execute and deliver such other documents, certificates, agreements, information and other writings in their possession and to use reasonable efforts to take such other actions as may be necessary or desirable as Parent reasonably requests in order to fulfill its obligations under the Paying Agent Agreement; provided, that the Holder Representative shall use reasonable efforts to assist Parent in the preparation and calculation of any withholding taxes pursuant to the Paying Agent Agreement.

Section 8.07.   Treatment of Company Indebtedness. The Company shall, and shall cause its Subsidiaries to, reasonably cooperate with, and take all actions reasonably required by, Parent in order to facilitate the termination and payoff of the commitments under all Repaid Indebtedness as of Closing (including the repayment in full of all obligations then outstanding thereunder and the release of all Liens, security interests and collateral and the termination of all guarantees and the agreements evidencing subordination in connection therewith at the Closing). On or prior to the third Business Day prior to the Effective Time, the Company shall arrange for the delivery to Parent of payoff letters in customary form and substance from the lender, administrative agent or other similar agents under all Repaid Indebtedness.

Article 9
Tax Matters

Section 9.01.   Tax Covenants.

(a)   Without the prior written consent of Parent, none of the Holder Representative, the Company, nor any of the Company’s Subsidiaries shall, to the extent it may affect or relate to the Company or any of its Subsidiaries, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or, if it would have the effect of increasing the Tax liability or reducing any Tax asset of the Company, any of its Subsidiaries, Parent or any Affiliate of Parent, take or omit to take any other action outside of the ordinary course of business.

Section 9.02.   Transfer Taxes. Transfer Taxes incurred in connection with transactions contemplated by this Agreement shall be borne fifty percent (50%) by Parent and fifty (50%) by the Unitholders. Parent will file all necessary Tax Returns with respect to all such Taxes, and Holder Representative and the Company will cooperate with Parent and, if required by applicable law, the Holder Representative will, and will cause the Unitholders to, join in the execution of any such Tax Returns.

Section 9.03.   Tax Cooperation. Parent and the Holder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return, any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Holder Representative agree to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any Pre-Closing Tax Period until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority.

Section 9.04.   Tax Return Preparation.

(a)   The Holder Representative shall prepare or cause to be prepared, and the Company and its Subsidiaries shall file or cause to be filed, all Tax Returns for periods ending on or before the Closing Date. The Holder Representative shall permit Parent to review and comment on each such Tax Return before filing it and shall reflect such comments to such Tax Returns as are reasonably requested by Parent. The Unitholders shall include any income, gain, loss, deduction or other Tax items for such periods on said income Tax Returns in a manner consistent with the Schedule K-1s furnished by the Company to the Unitholders for such periods. For the taxable year of the Company beginning after December 31, 2017, the Holder Representative and the Unitholders agree, and, in the case of clause (i) and (ii) below, shall cause the Company, to:

(i)     elect out of the application of Section (i) 6221(a) of the Code pursuant to Section 6221(b) of the Code, if the Company is eligible to make such election;

(ii)     if the Company is ineligible to make the election described in Section 9.04(a)(i), and if the Company receives a “notice of final partnership adjustment” which includes an “imputed underpayment” payable by the Company, no later than forty-five (45) days after such notice is mailed by the Internal Revenue Service elect the application of Section 6226 of the Code and take any other action otherwise required to cause Section 6225 of the Code to not apply, in each case with respect to such imputed underpayment if the Company is eligible to make such election; and

(iii)   if the Company is ineligible to make the elections described in Section 9.04(a)(i) and Section 9.04(a)(ii), at the written request of Parent, prepare and file, at the Unitholders’ sole cost and expense, such amended Tax Return(s) described in

Section 6225(c)(2) of the Code with respect to the taxable year of the Company beginning after December 31, 2017, and pay such Taxes as may be due with each such Tax Return, in each case in accordance with the requirements of Section 6225(c)(2) of the Code and any applicable Treasury regulations.

(b)   Parent shall prepare or cause to be prepared, and the Company and its Subsidiaries shall file or cause to be filed, all other Tax Returns of the Company and its Subsidiaries that are not filed before the Closing Date, other than Tax Returns referred to in (a) above. Parent shall permit the Holder Representative to review each such Tax Return for any Straddle Tax Period that includes a Pre-Closing Tax Period before filing such Tax Return, to the extent that such Tax Return could result in a Tax liability for which the Unitholders would be responsible, and shall reflect such comments to such Tax Returns as are reasonably requested by the Holder Representative that relate solely to items for which the Unitholders would be solely liable. The Holder Representative shall pay to Parent in cash any Taxes that are Covered Taxes shown as due and payable on any such Tax Return (to the extent not taken into account in the calculation of the Final Aggregate Purchase Price) within ten (10) days after Parent submits to the Holder Representative the Tax Return (but in no event later than five (5) days prior to the date on which such Tax Return is due).

Section 9.05.   Tax Claims. Parent agrees to give prompt notice to the Holder Representative of any notices from a Taxing Authority, the assertion of any claim, or the commencement of any tax audit, suit, action or proceeding in respect of which indemnity may be sought under Section 11.02(a) (a “Tax Claim”); provided, that the failure or delay to notify the Holder Representative of a Tax Claim will not relieve the Unitholders of any liability that they may have to Parent under this Agreement, except to the extent that the Unitholders have been actually prejudiced by Parent’s failure or delay to give such notice or the Unitholders forfeit rights or defenses by reason of such failure or delay. The Holder Representative may, at its own expense, (i) participate in and (ii) with respect to Tax Claims that relate solely to Taxes for which the Unitholders would be solely liable, assume the defense of any such Tax Claim, so long as the Holder Representative provides written notice to Parent of its intent to assume the defense of such Tax Claim within thirty (30) days after receiving notice of such matter; provided that (i) the Holder Representative’s counsel is reasonably satisfactory to Parent, (ii) the Holder Representative shall thereafter consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Claim and (iii) the Holder Representative shall not, without Parent’s consent, which consent shall not be unreasonably withheld or delayed, settle, resolve, compromise or abandon such Tax Claim. Parent shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Holder Representative, and the Holder Representative shall not assert that the Losses with respect to the Covered Tax, or any portion thereof, with respect to which Parent seeks indemnification is not subject to indemnification. Parent shall not settle, resolve, compromise or abandon any Tax Claim in respect of which indemnity may be sought hereunder without the consent of the Holder Representative, which consent shall not be unreasonably withheld or delayed, unless the Holder Representative elects not to assume such defense. The Holder Representative shall be liable for the fees and expenses of counsel employed by Parent for any period during which the Holder Representative has not assumed the defense thereof. Whether or not the Holder Representative chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

Section 9.06.   Certain Disputes. Disputes that arise under this Article 9 and are not resolved by mutual agreement within 30 days shall be resolved by a nationally recognized expert in the relevant area with no material relationship with Parent or the Holder Representative or their Affiliates (the “Referee”), chosen and mutually acceptable to both Parent and the Holder Representative within five days of the date on which the need to choose the Referee arises. The Referee shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require. The costs, fees and expenses of the Referee shall be borne equally by Parent and the Holder Representative.

Section 9.07.   Refunds. Parent shall cause the Company and its Subsidiaries to pay to the Unitholders, by way of payment to the Holder Representative Expense Fund, all cash refunds of Taxes of the Company and its Subsidiaries in respect of any Pre-Closing Tax Period (net of any Taxes, costs or expenses incurred with respect thereto or other Liabilities owed by the Unitholders to the Company, its Subsidiaries or Parent), together with any interest on such refund actually received by Parent, no later than fifteen (15) days after receipt thereof, except to the extent such refund (i) relates to a Covered Tax for which no indemnification payment has been received pursuant to Section 11.02 or (ii) results from the carryback of a Tax asset from a Tax period (or portion thereof) beginning after the Closing Date. To the extent any refund previously paid to the Unitholders is subsequently disallowed, the Unitholders shall promptly thereafter repay to Parent the amount of such refund so disallowed, together with any interest, penalties or other amounts imposed by the relevant Taxing Authority with respect to such refund.

Article 10
Conditions to the Merger

Section 10.01.  Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions:

(a)   There shall not be any Applicable Law in effect making illegal the consummation of the Contemplated Transactions, and no restraining Order,

preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the Contemplated Transactions shall have taken effect after the date hereof and shall still be in effect;

(b)   Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated and all approvals under those Foreign Antitrust Laws identified on Section 10.01(b) of the Company Disclosure Schedule, to the extent required to be obtained at or prior to the Effective Time in respect of the Merger, shall have been obtained at or prior to the Effective Time;

(c)   all actions by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained, including the filing of the Certificate of Merger; and

(d)   A valid and effective Unitholder Approval shall have been obtained.

Section 10.02.  Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)   (i) the Company and its Subsidiaries shall have performed in all material respects their respective obligations hereunder to the extent required to be performed by them at or prior to the Closing, (ii) the representations and warranties of the Company and its Subsidiaries contained in this Agreement (other than the Fundamental Representations) and in any certificate delivered by the Company at the Closing (A) that are qualified by materiality or Material Adverse Effect shall be true and correct at and as of the Closing as if made at and as of such time (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be true and correct as of such date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be true and correct in all material respects as of such date), (iii) the Fundamental Representations shall be true and correct in all respects (except for de minimis inaccuracies) at and as of the date hereof and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all respects (except for de minimis inaccuracies) only as of such time), and (iii) Parent shall have received a certificate signed by the chief executive officer of the Company to the foregoing effect;

(b)   Parent shall have received (i) the Escrow Agreement, duly executed by the Holder Representative and the Escrow Agent, (ii) at least three

(3) Business Days prior to the Closing, the payoff letters in respect of the Repaid Indebtedness as contemplated by Section 8.07, each in form and substance reasonably satisfactory to Parent; (iii) at least three (3) Business Days prior to the Closing, the Estimate Statement; and (iv) at least three (3) Business Days prior to the Closing, the Unitholder Schedule;

(c)   the Settlement Closing shall have occurred pursuant to the Settlement Agreement, or shall occur concurrently with the Closing;

(d)   Since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; and

(e)   Parent shall have received (i) a duly executed certificate of the Company reasonably acceptable to Parent and meeting the requirements of Treasury Regulations Section 1.1445-11T(d)(2)(i), and (ii) either (A) a duly executed certificate of each Unitholder, reasonably acceptable to Parent and signed under penalties of perjury, that satisfies the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations and Section 1446(f) of the Code and confirms that such Unitholder is not a foreign person (a “Non-Foreign Certificate”) or (B) a duly executed certificate of the Company completed in accordance with IRS Notice 2018-29 Section 7.03 and reasonably acceptable to Parent, signed under penalties of perjury no earlier than 30 days before the Closing Date, providing, for each Unitholder for which no Non-Foreign Certificate has been provided, (i) the amount of such Unitholder’s share of the Company’s liabilities, and (ii) that the Company does not have actual knowledge of events occurring after its determination of such amounts that would cause the amount of such Unitholder’s share of the Company’s liabilities to differ by more than 25 percent of the amount shown on the certificate.

Section 10.03.  Conditions to the Obligations of the Company. The obligations of the Company to consummate the Contemplated Transactions are subject to the satisfaction of the following further conditions:

(a)   (i) Parent and Merger Subsidiary shall have performed in all material respects their respective obligations hereunder to the extent required to be performed by each of them at or prior to the Closing, (ii) the representations and warranties of Parent in this Agreement and in any certificate delivered by Parent at the Closing (A) that are qualified by materiality or Material Adverse Effect shall be true and correct at and as of the Closing as if made at and as of such time (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be true and correct as of such date), and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be true and correct in all material respects as of such date), and (iii) the Company shall have received a certificate signed on behalf of Parent by its chief executive officer to the foregoing effect; and

(b)   the Holder Representative shall have received the Escrow Agreement, duly executed by the Escrow Agent and Parent.

Article 11
Survival; Indemnification

Section 11.01.  Survival. All representations and warranties contained in this Agreement (except Fundamental Representations) or in the certificates delivered pursuant to Section 10.02(a) and Section 10.03(a) shall survive the execution and delivery of this Agreement and the Closing and continue in effect for a period of fifteen (15) months following the Closing Date. The Fundamental Representations (other than the representations and warranties in Section 4.19) shall survive the Closing Date until the earlier of (i) the expiration of the applicable statute of limitations or (ii) the date that is six (6) years from the Closing Date. The representations and warranties in Section 4.19 shall survive the Closing Date until the date that is 60 days after the expiration of the applicable statute of limitations. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith which are to be performed prior to or on the Closing Date shall survive the execution and delivery of this Agreement until the Closing Date, except that breaches thereof shall survive for a period of seven (7) months following the Closing Date. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith which are to be performed after the Closing Date shall survive the Closing Date indefinitely or for such shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences to the extent to which written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time that it would otherwise expire.

Section 11.02.  Indemnification.

(a)   Subject to the limitations set forth in this Article 11, from and after the Closing, each Unitholder shall severally and not jointly, based on such Unitholders’ respective Pro Rata Share, indemnify, defend and hold harmless Parent and its Affiliates and their respective officers, directors and other Representatives (collectively, the “Parent Indemnified Parties”) from and against all losses, claims, Liabilities, costs and expenses (including reasonable outside attorneys’ fees and disbursements, court costs and other out-of-pocket expenses but not including punitive or exemplary damages, except in the case of fraud or to the extent such damages form a part of a Third-Party Claim), judgments, fines, penalties and amounts paid in settlement (subject to the conditions for settlements set forth in this Article 11) (collectively, “Losses”) incurred by or imposed on any of the Parent Indemnified Parties to the extent resulting from, without duplication:

(i)     the failure of any representation or warranty made by the Company in this Agreement (in each case (except with respect to Section 4.08(a) and Section 4.09(a)) without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) to be true and correct as of the date hereof and as of the Closing Date as if made on the Closing Date (except for any representation and warranty that addresses matters only as to a specific date, which representation and warranty shall be true and correct in all respects as of such specific date);

(ii)     any breach or violation of any covenant or agreement made or to be performed by the Company on or before the Closing, or by the Holder Representative;

(iii)   any Action by or on behalf of any current or former Unitholder of, or any other current or former owner of equity interests in, the Company (or any of his, her or its respective Affiliates, successors or assignees) regarding this Agreement or the Contemplated Transactions, including with respect to any claims (A) of inaccuracies in the Unitholder Schedule, (B) that such Person is entitled to receive any amounts in excess of the amounts indicated in the Unitholder Schedule or as otherwise provided in this Agreement or the Settlement Agreement, (C) alleging a breach of fiduciary duty (other than any claim such Person has against Parent for payment of the applicable merger consideration in accordance with the Unitholder Schedule or for indemnity pursuant to this Article 11), (D) in respect of any inaccuracy or omission in any information statement submitted by the Company to the Unitholders in connection with the Contemplated Transactions, in the case of (D), other than any such inaccuracy or omission relating to information supplied in writing by Parent expressly for inclusion in such information statement, or (E) relating to the failure of the Holder Representative to pay, or cause to be paid, to the Unitholders any Earn-Out Payment paid to the Holder Representative Expense Fund pursuant to Section 2.15(d);

(iv)    any inaccuracy in the Unitholder Schedule;

(v)   any demand for appraisal rights with respect to any Units pursuant to any Applicable Law; provided, that any such Losses shall be net of the applicable merger consideration that would otherwise be payable pursuant to Article 2 for any applicable dissenting Unit;

(vi)    any Transaction Expenses, Non-Controlling Interest or Indebtedness not taken into account in connection with the calculation of the Final Aggregate Purchase Price and/or any amount by which funds in the Purchase Price Adjustment Escrow Account are insufficient to satisfy the Overpayment Amount in full;

(vii)    any Action by a Unitholder or Redeeming Unitholder to the extent such Action is (A) of the type required to be released pursuant to the Support Agreements, Section 11.07 or the Settlement Agreement, and solely to the extent such Action relates to such Unitholder’s capacity as a current or former equityholder of the Company or as a Series B Investor (as defined in the Settlement Agreement) or (B) for unpaid tax distributions required to be paid to such Unitholder or Redeeming Unitholder pursuant to the Operating Agreement or the Settlement Agreement;

(viii)     the matters set forth on Section 11.02(a)(viii) of the Company Disclosure Schedule; and

(ix)    any Covered Taxes.

(b)   With respect to claims by Parent Indemnified Parties for indemnification for Losses pursuant to Section 11.02(a)(i), other than in respect of Fundamental Representations or in the case of fraud or intentional misrepresentation (each, a “Seller Warranty Breach”):

(i)     the Unitholders shall not be liable for any Losses unless and until the aggregate amount of Losses with respect to such Seller Warranty Breaches exceeds $400,000 (the “Deductible”), and then only to the extent of such excess;

(ii)     the Unitholders’ maximum aggregate liability shall be limited to the amount of Indemnity Escrow Funds then remaining in the Indemnity Escrow Account (to the extent thereof) (the “Warranty Cap”);

(iii)   the Parent Indemnified Parties shall (i) first, be required to seek to satisfy from the Indemnity Escrow Account (to the extent thereof) all claims for Losses with respect to claims for Seller Warranty Breaches in accordance with the terms of the Escrow Agreement and (ii) to the extent that any amount of such

Losses (x) exceeds the amount of funds remaining in the Indemnity Escrow Account or (y) cannot be recovered from the Indemnity Escrow Account because the Indemnity Escrow Account has been depleted, expired in accordance with the Escrow Agreement or for any other reason, (A) the sole and exclusive recourse of the Parent Indemnified Persons against the Unitholders shall be the right to seek payment under the R&W Insurance Policy in accordance with its terms, and (B) notwithstanding anything contained herein to the contrary, the Parent Indemnified Persons shall have no right to seek payment directly from any of the Unitholders under any circumstances for such Seller Warranty Breaches.

(c)   With respect to claims by the Parent Indemnified Parties for indemnification for Losses pursuant to Section 11.02(a)(ii) through Section 11.02(a)(ix), or pursuant to Section 11.02(a)(i) in respect of Fundamental Representations or in the case of fraud or intentional misrepresentation (a “Specified Breach”):

(i)     the Parent Indemnified Parties shall (i) first, be required to seek to satisfy from the Indemnity Escrow Account (to the extent thereof) all claims for Losses for which such Parent Indemnified Parties are indemnifiable pursuant to such Sections in accordance with the terms of the Escrow Agreement, (ii) next, to the extent that any amount of such Losses (x) exceeds the amount of funds remaining in the Indemnity Escrow Account or (y) cannot be recovered from the Indemnity Escrow Account because the Indemnity Escrow Account has been depleted, expired in accordance with the Escrow Agreement or for any other reason, be required to seek payment under the R&W Insurance Policy in accordance with its terms and (iii) only to the extent that any amount of such Losses cannot be recovered from the Indemnity Escrow Account and/or the R&W Insurance Policy, shall the Parent Indemnified Parties be entitled to seek indemnification directly from Unitholders for such Losses; and

(ii)     each Unitholder’s maximum aggregate liability for a Specified Breach (other than claims based on fraud or intentional misrepresentation and after exhaustion of the Escrow Accounts) shall be limited to such Unitholder’s Pro Rata Share of the Final Aggregate Purchase Price actually received by such Unitholder; and

(iii)   the Unitholders’ indemnification obligations with respect to the matters set forth in Section 11.02(a)(viii) shall survive for the period referred to in Section 11.02(a)(viii) of the Company Disclosure Schedule.

(d)   Subject to the limitations set forth in this Article 11, from and after the Closing, Parent and the Surviving Company shall jointly and severally indemnify, defend and hold harmless the Unitholders and their respective officers and directors (in the case of Unitholders that are entities) and other Affiliates (collectively, the “Seller Indemnified Parties”) from and against all Losses incurred by or imposed on any of the Seller Indemnified Parties to the extent resulting from (i) the failure of any representation or warranty of Parent or Merger Subsidiary contained herein to be true and correct as of date hereof and as of the Closing Date as if made on the Closing Date (except for any such representation and warranty that addresses matters only as of a specific date, which representation and warranty shall be true and correct in all respects as of such specific date) (each, a “Buyer Warranty Breach”) or (ii) any breach of any covenant or agreement of Parent or Merger Subsidiary contained in this Agreement that is required to be performed or complied with after the Closing. With respect to indemnification by Parent or Merger Subsidiary pursuant to this Section 11.02(d) for a Buyer Warranty Breach, Parent shall not be liable for any Losses with respect to any such Buyer Warranty Breaches unless and until the aggregate amount of Losses with respect to such Buyer Warranty Breaches exceeds the Deductible, and then only to the extent of such excess. In addition, with respect to indemnification by Parent and Merger Subsidiary for all matters hereunder, except in the case of fraud or intentional misrepresentation, Parent’s maximum aggregate liability shall be limited to the Final Aggregate Purchase Price. Any claim for indemnification in respect of Losses suffered by any Seller Indemnified Party under Section 11.02(d) may be made and enforced by the Holder Representative only, on behalf of such Seller Indemnified Party, and may not be made or enforced directly by any Seller Indemnified Party other than the Holder Representative.

Section 11.03.  Third Party Claim Procedures.

(a)   The party seeking indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (a “Third-Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail the facts and circumstances of such Third-Party Claim and the basis for indemnification in respect thereof, including the specific Section or Sections hereof that the Indemnified Party claims to have been breached (taking into account the information then available to the Indemnified Party). The failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b)   The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and, subject to the limitations set forth in this Section 11.03, shall be entitled to control and appoint lead counsel of its choice for such defense (so long as such counsel is reasonably acceptable to the Indemnified Party), in each case at its own expense, if it gives notice of its intention to do so to the Indemnified Party within 30 days after receipt of such notice from the Indemnified Party; provided that, if (i) in the case of a Third-Party Claim against a Parent Indemnified Party, the amount of such Third-Party Claim is reasonably expected to exceed the amount then remaining in the Indemnity Escrow Account, after taking into account all claims then pending, or (ii) such Third-Party Claim relates to or arises out of any criminal enforcement action against the Indemnified Party or seeks as a remedy equitable or injunctive relief against the Indemnified Party, which, if granted, would reasonably be expected to have a material and adverse effect on the Indemnified Party, then, in either of the above circumstances in these clauses (i) and (ii), the Indemnified Party shall be entitled to control the defense of the Third-Party Claim and appoint lead counsel of its choice for such defense (so long as such counsel is reasonably acceptable to the Indemnifying Party), in each case at the Indemnifying Party’s expense, if it gives notice of its intention to do so to the Indemnifying Party within 30 days after the Indemnifying Party’s notice to the Indemnified Party that either of the above circumstances exists with respect to the Third-Party Claim.

(c)   If the Indemnifying Party shall assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 11.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, delayed or conditioned) before entering into any compromise or settlement of such Third-Party Claim, if the settlement (A) does not release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim, (B) imposes injunctive or other equitable relief on the Indemnified Party or any of its Affiliates that in any way limits the operation of the business of such Persons, (C) in the case of a Third-Party Claim against a Parent Indemnified Party, would not be satisfied in full from the then remaining funds in the Indemnity Escrow Account or (D) if such compromise or settlement could cause any Parent Indemnified Person to lose coverage under the R&W Insurance Policy and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third-Party Claim and to employ separate counsel of its choice and at its own expense. The Indemnified Party shall not settle any Third-Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, delayed or conditioned) to the extent the Indemnifying Party would be liable for indemnification for such claim hereunder.

(d)   Each party shall cooperate, and cause its Affiliates to cooperate, in the defense or prosecution of any Third-Party Claim, and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)   This Section 11.03 shall not apply to Tax Claims, which shall be solely governed by Section 9.04.

Section 11.04.  Direct Claim Procedures. If an Indemnified Party has a claim for indemnity under Section 11.02 against the Indemnifying Party that does not involve a Third-Party Claim (a “Direct Claim”), the Indemnified Party agrees to give prompt notice thereof in writing to the Indemnifying Party. Such notice shall set forth in reasonable detail the facts and circumstances of such Direct Claim and the basis for indemnification in respect thereof, including the specific Section or Sections hereof that the Indemnified Party claims to have been breached (taking into account the information then available to the Indemnified Party). The failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

Section 11.05.  R&W Insurance Policy Process. Notwithstanding anything herein to the contrary, all claims by any Parent Indemnified Party shall be asserted and resolved in compliance with the procedures set forth in the R&W Insurance Policy. Any objections by the provider under the R&W Insurance Policy for any indemnification claim brought by a Parent Indemnified Party, as well as the resolution of any disputes related thereto, shall also proceed in accordance with the procedures set forth in the R&W Insurance Policy. The Parent Indemnified Party will provide to the Holder Representative, concurrently with delivery to the requisite parties under the R&W Insurance Policy, copies of any indemnification claim submitted by a Parent Indemnified Party pursuant to the Escrow Agreement. Parent agrees to pay the total premium and any related costs (including but not limited to taxes, underwriting fees and broker fees and commissions associated with the R&W Insurance Policy) for the R&W Insurance Policy. The R&W Insurance Policy shall provide that: (a) the insurer of the R&W Insurance Policy may not seek to or enforce any subrogation rights it might have against any of the Unitholders (other than the case of fraud (as such term is defined in the R&W Insurance Policy)); and Parent is not obligated to bring any claim against the Unitholders prior to bringing a claim against the R&W Insurance Policy (other than a claim against the Indemnity Escrow Account).

Section 11.06.  Purchase Price Adjustment. Parent and the Holder Representative agree to treat any indemnification payment pursuant to Section 11.02 as an adjustment to the merger consideration for all Tax purposes unless otherwise required by Applicable Law.

Section 11.07.  Release of Claims. Effective as of the Closing, each Unitholder, on behalf of such Unitholder and her, his or its Affiliates, successors, assigns, spouse and next of kin (each, a “Releasing Party”), forever waives, releases, remises and discharges the Company and its predecessors, successors and Affiliates and, in their capacities as such, the equityholders, directors, officers, employees, consultants, attorneys, agents, assigns and employee benefit plans of the foregoing (the “Released Parties”) from any claim or Losses that such Releasing Parties may currently have, or may have in the future, (1) arising prior to, on or after the Closing (so long as the events giving rise to such claim or Losses occurred on or prior to the Closing) (including for distributions pursuant to the Operating Agreement) or (2) relating to any alleged inaccuracy or miscalculations in, or otherwise relating to the preparation of, the Unitholder Schedule and the allocation of consideration set forth therein or payments made in accordance therewith (collectively, the “Released Claims”), except for such Releasing Party’s (a) rights to full and complete payment for such Unitholder’s share of the merger consideration in accordance with the Unitholder Schedule and the Escrow Agreement, (b) if such Releasing Party is a service provider, rights to earned but unpaid wages or compensation, unpaid vacation and unreimbursed business expenses, (c) rights under any employment, severance or other similar arrangements with directors, officers or employees of the Company and its Subsidiaries, (d) any rights to indemnification for serving as an officer, director, agent or employee of the Company, or serving at the request of the Company as a trustee or fiduciary of any benefit plan, provided that such rights exist as a matter of law or contract or pursuant to the organizational documents of the Company or its Subsidiaries, (e) any rights or claims for benefits under benefit plans of the Company or its Subsidiaries and (f) rights under the terms of the Merger Agreement and the Ancillary Documents. Each Unitholder (on behalf of the Releasing Parties) acknowledges that it may hereafter discover facts other than or different from those that it knows or believes to be true with respect to the subject matter of the Released Claims, but it hereby expressly agrees that, on and as of the Effective Time, such Unitholder (on behalf of the Releasing Parties) shall have waived and fully, finally and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, contingent or noncontingent claim with respect to the Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. Without limitation of the foregoing, each Unitholder (on behalf of the Releasing Parties) hereby waives the application of any provision of law, including California Civil Code Section 1542, that purports to limit the scope of a general release. Section 1542 of the California Civil Code provides:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Each Unitholder (on behalf of the Releasing Parties) hereby acknowledges and agrees that if such Unitholder or any of its Releasing Parties should hereafter make any claim or demand or commence or threaten to commence any Action against any Released Party with respect to any Released Claim, this Section 11.07 may be raised as a complete bar to any such Action, and the applicable Released Party may recover from such Unitholder all Losses incurred in connection with such Action, including attorneys’ fees.

Section 11.08.  Certain Limitations.

(a)   Except for claims based upon fraud or intentional misrepresentation (and without limitation to Section 14.12), the indemnification provisions set forth in this Article 11 shall be the sole and exclusive remedy of the Parent Indemnified Parties and the Seller Indemnified Parties, as applicable, for Losses under this Agreement.

(b)   The amount of Losses for which indemnification is available under this Article 11 shall be calculated net of any amounts actually recovered by an Indemnified Party under insurance policies or otherwise from third parties with respect to such Losses (subject to compliance by the Indemnified Party with this Article 11 and to the other limitations of this Article 11) (other than pursuant to the R&W Insurance Policy; provided that the Indemnified Party shall be under no obligation to seek recovery under any insurance policy or agreements with such third parties). Notwithstanding the foregoing, Parent Indemnified Parties shall not be permitted to seek recovery from the Indemnity Escrow Amount or the Unitholders with respect to indemnification for Losses pursuant to Section 11.02(a)(viii) (solely with respect to the matters described on Section 11.02(a)(viii)(2), (3) and (4) of the Company Disclosure Schedule) unless and until Parent Indemnified Parties have exercised all rights to recovery, indemnification, and offset under any agreement (not including this Agreement) granting indemnification and/or offset rights to the Company or any Subsidiary. In the event that any Indemnifying Party required to provide indemnification under this Article 11 makes any payment hereunder in respect of any Losses, such Indemnifying Party shall (to the extent permitted by Applicable Law or contractual right) be subrogated, to the extent of such payment, to the rights of such Indemnified Person against any insurer (but, for the avoidance of doubt, not against any other commercial or business counterpart) with respect to such Losses and solely to the extent of the Losses to which the satisfaction of such Losses relates (and the Indemnified Parties shall not take any actions to adversely affect such subrogation rights without the consent of the Indemnifying Parties).

(c)   Payments by an Indemnifying Party pursuant to Section 11.02 in respect of any Loss shall be reduced by an amount equal to any net Tax benefit actually realized as a result of such Loss by the Indemnified Party in the year of the incurrence of such Loss.

(d)   With respect to “Losses” payable from the Indemnity Escrow Account or directly from the Unitholders, “Losses” do not include consequential damages (including lost profits), indirect or incidental damages, or punitive damages except in the case of fraud or to the extent they form a part of a Third Party Claim.

Article 12
Termination

Section 12.01.  Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Effective Time:

(a)   by mutual written agreement of the Company and Parent;

(b)   by either the Company or Parent, if:

(i)     the Merger has not been consummated on or before October 22, 2018 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 12.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; or

(ii)     there shall be any Applicable Law that (A) makes consummation of the Contemplated Transactions illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Contemplated Transactions and such injunction shall have become final and nonappealable;

(c)   by Parent, if Parent is not then in material breach of any provision of this Agreement and if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.02(a) not to be satisfied, and such condition is not cured within ten (10) days after Parent provides written notice of such breach to the Company, or if such breach is incapable of being satisfied by the End Date; or

(d)   by the Company, if the Company is not then in material breach of any provision of this Agreement and if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.03(a) not to be satisfied, and such condition is not cured within ten (10) days after the Company provides written notice of such breach to Parent, or if such breach is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 12.01 (other than pursuant to Section 12.01(a) shall give written notice of such termination to the other party.

Section 12.02.  Effect of Termination. Each party’s right of termination under Section 12.01 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 12.01, this Agreement shall become void and of no effect without liability of any party (or any Debt Financing Source, equityholder, member, manager, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof. The provisions of this Section 12.02 and Section 8.04, Section 14.03, Section 14.06, Section 14.07 and Section 14.08 shall survive any termination hereof pursuant to Section 12.01.

Article 13
HOLDER REPRESENTATIVE

Section 13.01.  Designation and Replacement of Holder Representative. The parties have agreed that it is desirable to designate the Holder Representative as a representative to act on behalf of holders of the Unitholders for certain limited purposes, as specified herein. The parties have designated G-Squared Partners, LLC as the initial Holder Representative, true and lawful attorney-in-fact and exclusive agent of the Unitholders, and approval of this Agreement by the Unitholders shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which (a) collectively hold a Pro Rata Share of more than fifty percent (50%) immediately prior to the Effective Time or (b) in the case of a termination of this Agreement, collectively hold a Pro Rata Share of more than fifty percent (50%) at the time of termination (the “Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative. The immunities and rights to indemnification herein shall survive the resignation or removal of the Holder Representative and the Closing and/or any termination of this Agreement and the Escrow Agreement.

Section 13.02.  Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement, the Escrow Agreement and the Holder Representative Engagement Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the Unitholders, except as expressly provided herein, in the Escrow Agreement and in the Holder Representative Engagement Agreement and for purposes of clarity, there are no obligations of the Holder Representative in any ancillary agreement, schedule or exhibit. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (a) after the Closing, negotiate and enter into amendments to this Agreement and the Escrow Agreement for and on behalf of the Unitholders, (b) preside over any disputes, (c) administer the release and disbursement of amounts held in escrow and (d) do or refrain from doing any further act or deed on behalf of the Unitholders which the Holder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement. Certain Unitholders have entered into an engagement agreement (the “Holder Representative Engagement Agreement”) with the Holder Representative to provide direction to the Holder Representative in connection with its services under this Agreement, the Escrow Agreement and the Holder Representative Engagement Agreement (such Unitholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Holder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Holder Representative Group”) shall have any liability to any holder of Company Securities with respect to actions taken or omitted to be taken in its capacity as the Holder Representative. The Holder Representative shall at all times be entitled to rely on any directions received from the Advisory Group. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.

Section 13.03.  Indemnification of Holder Representative Group; Reimbursement Procedures. The Holder Representative shall be entitled to reimbursement from the Unitholders for all reasonable losses, claims, damages, liabilities, fees, costs, judgments, fines, amounts paid in settlement expenses, disbursements and advances (including fees and disbursements of its counsel, accountants, experts and other agents, professional and consultants and costs in connection with seeking recovery from insurers) incurred by the Holder Representative in such capacity (collectively, the “Holder Representative Expenses”). The Unitholders shall indemnify, defend and hold harmless the Holder Representative Group from and against any and all Holder Representative Expenses arising out of actions taken or omitted to be taken in its capacity as the Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. Such Holder Representative Expenses may be recovered first, from the Holder Representative Expense Fund, second, from any distribution of escrowed amounts otherwise distributable to the Unitholders at the time of distribution, and third, directly from the Unitholders on a several (but not joint) basis in accordance with such holder’s Pro Rata Share of any such expenses. The Unitholders acknowledge that the Holder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Holder Representative shall not be required to take any action unless the Holder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in performing such actions.

Section 13.04.  Holder Representative Expense Fund. Upon the Closing, Parent shall wire to the escrow account controlled by the Holder Representative and the Advisory Group the Holder Representative Expense Fund Amount. The Holder Representative Expense Fund Amount shall be held in escrow and shall be used (a) for the purposes of paying directly or reimbursing the Holder Representative for any Holder Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Holder Representative Engagement Agreement, (b) for the purpose of paying any amounts owed by the Unitholders under this Agreement, and (c) as otherwise determined by the Advisory Group (the “Holder Representative Expense Fund”). The Holder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Holder Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Holder Representative is not acting as a withholding agent or in any similar capacity in connection with the Holder Representative Expense Fund, and has no tax reporting or income distribution obligations. Subject to Advisory Group approval, the Holder Representative may contribute funds to the Holder Representative Expense Fund from any consideration otherwise distributable to the Unitholders. As soon as reasonably determined by the Holder Representative and the Advisory Group that the Holder Representative Expense Fund is no longer required to be withheld, the Holder Representative shall distribute the remaining Holder Representative Expense Fund (if any) to the Paying Agent for further distribution to the Unitholders in accordance with each such holder’s Pro Rata Share of the remaining Holder Representative Expense Fund; provided, however, that any payment with respect to Company Options or Profits Interests or otherwise treated as ordinary compensation income shall be made by the Paying Agent to the Surviving Company for onward payment through the Surviving Company’s payroll procedures.

Section 13.05.  Reliance by Holder Representative. The Holder Representative shall be entitled to: (a) rely upon on the Unitholder Schedule, (b) rely upon any signature believed by it to be genuine, and (c) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Unitholder or other party.

Section 13.06.  Contribution of Indemnification Payments by Unitholders. Solely as between the Unitholders and the Holder Representative:

(a)   Except with respect to claims by Parent Indemnified Parties for indemnification for Losses pursuant to Section 11.02(a)(iii), (v) or (vii) due to a specific Unitholder or Unitholders (“Individual Breaches”), the Unitholders agree that responsibility and liability for all claims for indemnity against the Unitholders herein shall be allocated among the Unitholders in accordance with their respective Pro Rata Share. Unitholders shall be solely liable to Parent Indemnified Parties for, and shall indemnify the other Unitholders for any Losses paid on account of, their Individual Breaches.

(b)   In the event any Unitholder directly or indirectly, or the Holder Representative on behalf of a Unitholder, pays any amount to Parent Indemnified Parties in excess of such Unitholder’s Pro Rata Share (such excess, “Excess Amount”), such Unitholder shall be entitled to indemnification, contribution and reimbursement (“Contribution”) from each Unitholder who has not paid when due and payable his, her or its Pro Rata Share (each, a “Non-Paying Unitholder”) in an amount equal to the sum of (a) such Non-Paying Unitholder’s Pro Rata Share of the indemnification payments not theretofore paid by such Non-Paying Unitholder (an “Unpaid Portion”), (b) all reasonable costs (including reasonable Holder Representative and attorneys’ fees and expenses) incurred by such Unitholder or the Holder Representative in connection with collecting such Unpaid Portion and enforcing the terms of this Agreement, and (c) interest on such Unpaid Portion at a rate of interest equal to the lesser of 10% per annum and the highest per annum rate of interest permitted under applicable law from the date the Non-Paying Unitholder’s Unpaid Portion is due in accordance with the following sentence. Payment of a Non-Paying Unitholder’s Unpaid Portion shall be due and payable by the Non-Paying Unitholder not later than ten (10) days after the Non-Paying Unitholder receives a written request for payment of his, her or its Unpaid Portion from the Holder Representative or a Unitholder, which request shall include a reference to the indemnification payments, a statement of the Excess Amount paid by the Unitholder and a statement of the Unpaid Portion of the Excess Amount due and payable to the Unitholder from the Non-Paying Unitholder. Without limitation to any other remedies, the Holder Representative may offset any future payments which may be payable to such Non-Paying Unitholder hereunder (including without limitation amounts held in the Holder Representative Expense Fund) by the Unpaid Portion, costs and interest, and shall instead deliver such future payments in the amount of such Unpaid Portion, costs and interests to the paying Unitholders. The remedies set forth herein are not exclusive of any other remedy a Unitholder may have at law, in equity or otherwise against the other Unitholders or the Holder Representative.

(c)   Parent, the Surviving Company and their respective Subsidiaries shall have no liability to any Unitholder or the Holder Representative under this Section 13.06, and the Unitholders shall indemnify, defend and hold harmless the Parent Indemnified Parties from and against all Losses incurred by or imposed on any of the Parent Indemnified Parties to the extent resulting from claims by any Unitholder or the Holder Representative against the Parent Indemnified Parties under this Section 13.06.

Section 13.07.  Binding on Unitholders’ Successors. The powers, immunities and rights to indemnification granted to the Holder Representative Group hereunder: (a) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Unitholder and shall be binding on any successor thereto, and (b) shall survive the delivery of an assignment by any Unitholder of the whole or any fraction of his, her or its interest in the Escrow Accounts. All actions taken by the Holder Representative under this Agreement, the Escrow Agreement or the Holder Representative

Engagement Agreement shall be binding upon each Unitholder and such Unitholder’s successors as if expressly confirmed and ratified in writing by such Unitholder, and all defenses which may be available to any Unitholder to contest, negate or disaffirm the action of the Holder Representative taken in good faith under this Agreement, the Escrow Agreement or the Holder Representative Engagement Agreement are waived. Nothing in this Article 13, express or implied, is intended to or shall confer upon Parent any rights in the Holder Representative Expense Fund.

Article 14
Miscellaneous

Section 14.01.  Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545
Attention: Sheri Savage, Chief Financial Officer
E-mail: ssavage@uct.com

with a copy to:

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025
Attention: Alan Denenberg
Facsimile No.: 650-752-2004
E-mail: alan.denenberg@davispolk.com

if to the Company or the Holder Representative, to:

Quantum Global Technologies, LLC
1900 AM Drive, Suite 200
Quakertown, PA 18951
Attention: Mr. Scott H. Nicholas, President
Facsimile: (215) 249-1474
E-mail: Scott.Nicholas@quantumclean.com

G-Squared Partners, LLC

501 Office Center Drive, Suite 400

Fort Washington, PA 19034

Attention: Gene S. Godick

E-mail: ggodick@gsquaredcfo.com

with a copy to:

Fox Rothschild LLP

2700 Kelly Road, Suite 300

Warrington, PA 18976

Attention: Jeffrey H. Nicholas
Facsimile No.: 215-345-7507
E-mail: jnicholas@foxrothschild.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 14.02.  Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)   Notwithstanding anything to the contrary in the foregoing, no DFS Provision (or any other provision of this Agreement the amendment or waiver of which has the effect of modifying such DFS Provisions) may be amended, modified, terminated or waived in a manner that is adverse in any material respect to the Debt Financing Sources without the prior written consent of such Debt Financing Sources.

Section 14.03.  Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement by Parent and Merger Subsidiary shall be paid by Parent, and all costs and expenses incurred in connection with this Agreement by the Company or its Subsidiaries shall be paid by the Company.

Section 14.04.  Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. By listing matters on the Company Disclosure Schedule, the Company shall not be deemed, solely as a result of such listing, to have established any materiality standard, admitted any liability or expanded in any way the scope or effect of the representations and warranties of Company contained in this Agreement.

Section 14.05.  Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 2.08(a) and Section 7.01, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 2.08(a) and Section 7.01, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

(c)   Notwithstanding the foregoing, each Debt Financing Source shall be an express third party beneficiary with respect to Section 12.02, Section 14.02(c), this Section 14.05(c), Section 14.07(b), Section 14.08 and Section 14.12 (the “DFS Provisions”).

Section 14.06.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 14.07.  Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 14.01 shall be deemed effective service of process on such party.

(b)   Notwithstanding the foregoing, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement, including any dispute arising out of the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

Section 14.08.  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE PARENT DEBT FINANCING).

Section 14.09.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 14.10.  Entire Agreement. This Agreement, including its exhibits, annexes and schedules, the Ancillary Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter therein and herein and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter therein and herein.

Section 14.11.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 14.12.  Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding anything to the contrary set forth herein, in no event shall the Company or any of its Affiliates or its or their respective Representatives be entitled to, or permitted to seek, specific performance of any Debt Financing Source or seek other remedies from or make any claims against any Debt Financing Source.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

QUANTUM GLOBAL TECHNOLOGIES, LLC
By:	/s/ Scott H. Nicholas
	Name:	Scott H. Nicholas
	Title:	President

ULTRA CLEAN HOLDINGS, INC.
By:	/s/ James P. Scholhamer
	Name:	James P. Scholhamer
	Title:	Chief Executive Officer

FALCON MERGER SUBSIDIARY, LLC
By:	/s/ Sheri Savage
	Name:	Sheri Savage
	Title:	Chief Financial Officer, Senior Vice President and Secretary

G-SQUARED PARTNERS, LLC
By:	/s/ Gene S. Godick
	Name:	Gene S. Godick
	Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]